SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             _______________________

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 10, 2005 with respect to the Registrant's results of operations for the year ended December 31, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the year ended December 31, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the year ended December 31, 2004.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the Interim Report of Mondi Business Paper Hadera Ltd. with respect to the year ended December 31, 2004.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AMERICAN ISRAELI PAPER MILLS LTD.
                                      (Registrant)


                                      By:   /s/ Lea Katz
                                            -----------------------------------
                                            Name:  Lea Katz
                                            Title: Corporate Secretary

Dated: March 10, 2005.

                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.           Description
      -----------           -----------

             1.             Press release dated March 10, 2005.

             2.             Registrant's management discussion.

             3. Registrant's unaudited condensed consolidated financial statements.

             4.             Interim report of Mondi Business Paper Hadera
                            Ltd.

             5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1

                                     NEWS

                                     Client:  AMERICAN ISRAELI
                                              PAPER MILLS LTD.

                                              Agency Contact:  PHILIP Y. SARDOFF

                                              For Release:     IMMEDIATE




                        American Israeli Paper Mills Ltd.
        Reports Financial Results of Fiscal Year Ended December 31, 2004



Hadera, Israel, March 10, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the year ended December 31,2004.

Pursuant to the directives of Standard No.12 of the Accounting Israeli Standards Board ("Standard 12"), the Company began to report in nominal New Israeli Shekels (NIS) as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

The comparison figures with the corresponding periods of 2002 and 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as of December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Paper Hadera (Mondi Hadera) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the Company also presents the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and irrespective of the percentage of holding.

Aggregate group sales in 2004 totaled NIS 2,626.2 million compared with NIS 2,357.1 million in 2003.

Aggregate operating profit in 2004 totaled NIS 143.5 million compared with NIS
162.8 million in 2003.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in 2004 totaled NIS 482.9 million compared with NIS 465.1 in 2003.

The Gross margin - as a proportion of sales - reached 22.1% during 2004, similar to 2003. The Company managed to maintain the consolidated gross margin, despite the rise in raw material prices (paper waste by 13%), energy prices (4%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

Operating profit in 2004 totaled NIS 53.9 million compared with NIS 46.6 million in 2003.

Profit after taxes and before the Company's share in the profits of associated companies in the reported period amounted to NIS 37.7 million compared with NIS
24.5 million in 2003.

Net profit in 2004 totaled NIS 62.7 million, as compared with NIS 60.0 million in 2003. Net profit in 2004 includes non recurring profits, which amounted to NIS 14.4 million tax benefit in respect of the effects of the reduction of the corporate tax rate (from 36% to 30% by 2007) on the deferred tax reserve (at the Company, and our share in associated companies) along with a tax benefit on account of the exercise of options by employees. Net profit in 2003 included approximately NIS 2.7 million in net non-recurring capital gains and tax benefit on account of the exercise of options by employees.

Earnings per share (EPS)in 2004 totaled NIS 15.44 compared with NIS 14.94 in
2003.

The inflation rate in 2004 was 1.2% as compared with negative inflation rate of -1.9% last year.

The exchange rate of the NIS was revaluated against the U.S. dollar in 2004 by approximately 1.6% as compared with a revaluation of 7.6% last year.

Mr. Yaacov Yerushalmi, Chairman of the Company's Board of Directors, said that a turnaround took place in the Israeli economy since the beginning of 2004, as growth recovered and the economy rebounded, following a severe recession that lasted several years. The recovery was expressed by positive growth rates (approximately 4% in 2004, up from 1.3% in 2003), higher demand and a more optimistic outlook in the markets. Israel has also experienced a certain calm in the security situation lately, which may positively affect the economy, although this calm is not yet reflected in the financial statements.


The Company is exposed to competition in all its areas of operation, both from locally-produced goods and from imports. The level of competition is constantly escalating. Despite this competition, the Group is successfully preserving the profitability of its Israeli operations, while recording continued growth in the volume of operations.


The Company's share in the earnings of associated companies amounted to NIS 25.1 million in the reported year (including NIS 4.4 million as our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate on the deferred earnings of the companies), as compared with NIS 35.5 million last year.

The following principal changes were recorded in the Company's share in the earnings of associated companies (this year - not including the aforementioned tax benefit), in relation to last year:

          - The Company's share in the net income of Mondi Hadera (49.9%) decreased by NIS 3.0 million. Most of the change in the earnings is associated with a decrease in operating profit over the two years, which originated primarily from lower margins in exports to Europe, coupled with elevated financial expenses this year as a result of the repayment of shareholder loans over the past two years, that led to an increase in Mondi Hadera's debt balance.

          - The Company's share in the net earnings of H-K Israel (49.9%) increased by approximately NIS 1.2 million, primarily due to the ongoing improvement in operating profit at H-K Israel, as compared with last year. This improvement was achieved primarily as a result of better prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies diapers in Afula. The said increase was offset by lower financial revenues this year as compared with last year, due to the transition to reporting according to Standard 12 and the effects of revaluation differentials on the NIS in relation to the USD, on H-K's linkage balance sheet.

          - The Company's share in the net loss of Ovisan (Turkey) (49.9%) amounted to NIS 15.4 million in the reported year. Ovisan made considerable efforts to increase its volume of operations in the Turkish market during the past year, while tapping into Unilever's nationwide distribution network, which includes a wide logistic network that covers all of Turkey in wide national spread, as a necessary condition for the preparations for the continued development of Ovisan and the creation of a platform for introducing the Kimberly-Clark Group's international brands. In this capacity, a significant quantitative increase was recorded this year in the Ovisan sales - both to the domestic market and to export (up about 40% quantitatively) - accompanied by a significant increase in selling and advertising expenses. The Ovisan loss during the reported year was caused as a result of the said change in the Ovisan distribution and sales network, coupled with escalating competition in the Turkish market due to the arrival of additional competitors into the sector, which resulted in lower prices and a need to adjust the value of inventories to the market prices on the balance sheet date. The difficulties that were created in the assimilation of the new reporting system, which accompanied the change in the distribution system, resulted in delays in receiving the data and in difficulties in providing an immediate response to changing market conditions and in reducing the losses, as mentioned above.

          - The Company's share in the net profits of the Carmel Group (26.25%) increased by NIS 3.6 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by the company, coupled with the growth in the volume of operations.

          - The Company's share in the TMM earnings (41.6%) increased by NIS 1.3 million. The improvement originates from a significant decrease in the company's elevated financial expenses during the reported year, in relation to last year. Among other factors, this is attributed to a decrease in the interest rate over the two periods, coupled with financial revenues from local municipalities (with which an agreement was reached) due to considerable arrears in their payments. TMM managed to preserve its operating margin during the reported year, despite the considerable increase in transportation costs, due to the significant increase in diesel prices (up by an average of 40% since last year), which was not compensated by selling prices since most of the company's agreements are linked to the consumer price index which rose during 2004 by only 1.2%.



A total of 28,379 shares were issued during the reported year (0.7% dilution), as a result of the exercise of 64,140 option warrants as part of the Company's employee stock option plans.

In August, the Company declared a dividend payment for 2004, in the amount of approximately NIS 100 million (NIS 25.12 per share). The dividend was paid in September 2004.


This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                    (AUDITED)
                               NIS IN THOUSANDS(1)
                            except per share amounts






                             2004                2003
                             ====                ====

Net sales                   482,854             465,092

Net earnings                 62,732(2)           60,047(2)

Earnings per share            1,544(2)            1,494(2)




(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No.
     12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004. The amounts of 2003 have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel until the end of December 2003 (date of transition to Standard No.
     12).


     The representative exchange rate at December 31,2004 was NIS 4.308=$1.00 and the representative exchange rate at December 31,2003 was NIS 4.379=$1.00.

(2) The net earnings in 2004 include NIS 14.4 million, tax benefit (including the company's share in the tax benefit of the associated companies) - see above.

     The net earnings in 2003 include NIS 2.7 million, net capital gain and tax benefit - See above.





(sec-pres-21109)

                                                                       EXHIBIT 2


                                                                March 10, 2005

MANAGEMENT  DISCUSSION


We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the year 2004.

A.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
     ------------------------------------------------------------------

     1.   GENERAL
          -------

          AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. AIPM also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

     2.   THE BUSINESS ENVIRONMENT
          ------------------------

          A turnaround took place in the Israeli economy since the beginning of 2004, as growth recovered and the economy rebounded, following a severe recession that lasted several years. The recovery was expressed by positive growth rates (approx. 4% in 2004, up from 1.3% in 2003), higher demand and a more optimistic outlook in the markets. Israel has also experienced a certain calm in the security situation lately, which may positively affect the economy, although this calm is not yet reflected in the financial statements.

          AIPM is exposed to competition in all its areas of operation, both from locally-produced goods and from imports. The level of competition is constantly escalating.

          Despite this competition, the Group is successfully preserving the profitability of its Israeli operations, while recording continued growth in the volume of operations.

          AIPM is preparing for the conversion of its energy-generation system to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. This conversion is expected to enable savings in production costs, while further improving environmental compliance.

          AIPM made the transition to reporting in nominal New Israeli Shekels
          (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS. The comparison figures with the years 2003 and 2002 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

          The exchange rate of the NIS in relation to the USD was revaluated by 1.6% during the reported year (2004), as compared with a revaluation of 7.6% last year (2003).

          The inflation rate during the reported year amounted to 1.2%, as compared with a negative inflation rate of -1.9% last year.


B.   RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since AIPM's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Mondi Business Paper Hadera Ltd. (hereinafter: "Mondi Hadera", formerly - Neusiedler Hadera Paper Ltd. and Hogla-Kimberly Ltd. that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data is being presented and includes the results of all the companies in AIPM (including the associated companies whose results appear in the financial statements under "earnings from associated companies") and net of intercompany sales, without considering the rate of holding therein.

          The aggregate sales amounted to NIS 2,626.2 million during the reported year, as compared with NIS 2,357.1 million last year.

          The aggregate operating profit totaled NIS 143.5 million during the reported year, as compared with NIS 162.8 million last year.

     2.   CONSOLIDATED DATA
          -----------------

          Excluding the results of operation of Mondi Hadera, Hogla-Kimberly, Carmel and TMM - which appear in AIPM's share in the earnings of associated companies.

          The sales amounted to NIS 482.9 million during the reported year, as compared with NIS 465.1 million last year.

          The operating profit this year amounted to NIS 53.9 million, as compared with NIS 46.6 million last year.

          The profit after taxes and before AIPM's share in the earnings of associated companies for the reported year, amounted to NIS 37.7 million, as compared with NIS 24.5 million last year.

     3.   NET PROFIT AND EARNINGS PER SHARE
          ---------------------------------

          The net profit amounted to NIS 62.7 million during the reported year, as compared with NIS 60.0 million last year. The net profit during the reported year includes extraordinary earnings on account of a NIS 14.4 million tax benefit, originating from the influence of the lowering of the corporate tax rate on the reserve for deferred taxes at AIPM and at its associated companies (from 36% to 30% by 2007), along with a tax benefit on account of the exercise of options by employees. The net profit last year included NIS 2.7 million in non-recurring capital gains and in a tax benefit on account of the exercise of options by employees.

          The Earnings Per Share in 2004 amounted to NIS 1,544 per NIS 1 par value ($3.58 per share), as compared with NIS 1,494 per NIS 1 par value ($3.41 per share) in 2003.

          The return on shareholders' equity amounted to 10.2% in 2004, as compared with 9.2% in 2003.



C.   ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales amounted to NIS 482.9 million during the reported year, as compared with NIS 465.1 million last year.

          The growth in sales is attributed to a quantitative increase in packaging paper and in the sale of paper waste to external entities, coupled with an improvement in the prices of fluting and paper waste and a change in the sales mix. On the other hand, the decrease in Graffiti sales served to offset part of this growth.


     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 375.9 million during the reported year, as compared with NIS 362.2 million last year.

          The gross margin - as a proportion of sales - reached 22.1% during the reported year and is similar to last year.

          AIPM managed to maintain a gross margin similar to last year, despite the rise in raw material prices (paper waste by 13%), energy prices (4%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

          LABOR WAGES

          Wages as part of the cost of sales and in the selling, general and administrative expenses amounted to NIS 142.4 million in the reported year, as compared with NIS 137.0 million last year.

          However, since the figures last year were reported in accordance with the US dollar and due to the influence of changes in the exchange rate of the US dollar on the reporting last year with the transition to reporting according to Standard 12, the adjusted cost of wages last year, as presented above, was NIS 3.7 million lower than the nominal cost at the time that amounted to NIS 140.7 million. Most of the growth in relation to last year originated from an increase in wages by an average of 3%, that was mostly offset by a reduction in personnel and by differences in other payments - primarily bonuses.

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          The selling, general and administrative expenses (including wages) amounted to NIS 53.0 million - or 11.0% of sales -in the reported year, as compared with NIS 56.3 million - or 12.1% of sales - last year.

     4.   OPERATING PROFIT
          ----------------

          The operating profit amounted to NIS 53.9 million - or 11.2% of sales
          - in the reported year, as compared with NIS 46.6 million - or 10.0% of sales - last year.

     5.   FINANCIAL EXPENSES
          ------------------

          Financial expenses amounted to NIS 13.1 million during the reported year, as compared with NIS 16.0 million last year.

          AIPM's linkage bases includes a surplus of dollar-linked monetary assets on the one hand, and a surplus of NIS-denominated monetary liabilities, on the other hand (see linkage base report, below).

          The financial expenses last year were influenced by the sharp revaluation of the shekel against the dollar (7.6%), which caused a significant increase in the financial expenses during the said period, when financial reporting was adjusted to the dollar.

          In the reported year, with the transition to reporting in nominal shekels in accordance with Standard 12, AIPM's financial expenses grew slightly, as a result of the effects of the small revaluation this year (1.6%) on AIPM's surplus dollar assets.

          The average increase of NIS 60 million in net financial liabilities - in relation to the preceding year - resulted in an increase in financial expenses during the reported year. This growth was partially offset by the decrease in the average interest rate on short-term credit (5% in the reported year as compared with 7.9% last year).


     6.   TAXES ON INCOME
          ---------------

          Taxes on income from current operations amounted to NIS 13.2 million in the reported period, as compared with NIS 8.8 million last year.

          The principal factors behind the growth in tax expenses in the reported year as compared with last year include the growth in earnings before taxes this year, as opposed to the tax benefit that was recorded last year on account of the sharp revaluation (erosion of the reserve), due to reporting adjusted to the changes in the exchange rate of the dollar.

          In June 2004 a law was passed in Israel, effective retroactively from January 1, 2004, that serves to lower the corporate tax rate (36% prior to the amendment) to 35% in 2004 and gradually down to 30% by 2007. The effect of this change on AIPM's deferred taxes during the reported year (in the consolidated report) amounted to NIS 5.8 million (primarily due to future tax liabilities which were deferred in respect of timing differences in depreciation, which were calculated at an accelerated pace in the tax reports).

          Moreover, a tax benefit of NIS 4.2 million was recorded in the reported year, on account of the exercise of options by employees.

          In view of the above, the tax expenses during the reported year, as reported in the financial statements, amounted to NIS 3.2 million.

     7.   PROFIT AFTER TAXES AND PRIOR TO AIPM'S SHARE IN THE EARNINGS OF
          ---------------------------------------------------------------
          ASSOCIATED COMPANIES
          --------------------

          The profit after taxes and before AIPM's share in the earnings of associated companies for the reported year, amounted to NIS 37.7 million, as compared with NIS 24.5 million last year.

     8.   AIPM'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          AIPM's share in the earnings of associated companies amounted to NIS
          25.1 million in the reported year (including NIS 4.4 million as our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate on the deferred earnings of the companies), as compared with NIS 35.5 million last year.

          The following principal changes were recorded in AIPM's share in the earnings of associated companies (this year - not including the aforementioned tax benefit), in relation to last year:

          - AIPM's share in the net income of Mondi Hadera (49.9%) decreased by NIS 3.0 million. Most of the change in the earnings is associated with a decrease in operating profit over the years, that originated primarily from lower margins in exports to Europe, coupled with elevated financial expenses this year as a result of the repayment of shareholder loans over the past two years, that led to an increase in Mondi Hadera's debt balance.

          - AIPM's share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 1.2 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel, as compared with last year. This improvement was achieved primarily as a result of better prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies diapers in Afula. The said increase was offset by lower financial revenues this year as compared with last year, due to the transition to reporting according to Standard 12 and the effects of revaluation differentials on the NIS in relation to the USD, on Hogla's linkage balance sheet.

          - AIPM's share in the net loss of Ovisan (Turkey) (49.9%) amounted to NIS 15.4 million in the reported year. Ovisan made considerable efforts to increase its volume of operations in the Turkish market during the past year, while tapping into Unilever's nationwide distribution network, which includes a wide logistic network that covers all of Turkey in a wide national spread, as a necessary condition for the preparations for the continued development of Ovisan and the creation of a platform for introducing the Kimberly-Clark Group's international brands. In this capacity, a significant quantitative increase was recorded this year in the Ovisan sales - both to the domestic market and to exports (up about 40% quantitatively) - accompanied by a significant increase in selling and advertising expenses. The Ovisan loss during the reported year was caused as a result of the said change in the Ovisan distribution and sales network, coupled with escalating competition in the Turkish market due to the arrival of additional competitors into the sector, which resulted in lower prices and a need to adjust the value of inventories to the market prices on the balance sheet date. The difficulties that were created in the assimilation of the new reporting system, which accompanied the change in the distribution system, resulted in delays in receiving the data and in difficulties in providing an immediate response to changing market conditions in reducing the losses, as mentioned above.

          - AIPM's share in the net profits of the Carmel Group (26.25%) increased by NIS 3.6 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by the company, coupled with the growth in the volume of operations.

          - AIPM's share in the TMM earnings (41.6%) increased by NIS 1.3 million. The improvement originates from a significant decrease in the company's elevated financial expenses during the reported year, in relation to last year. Among other factors, this is attributed to a decrease in the interest rate over the two periods, coupled with financial revenues from local municipalities (with which an agreement was reached) due to considerable arrears in their payments. TMM managed to preserve its operating margin during the reported year, despite the considerable increase in transportation costs, due to the significant increase in diesel prices (up by an average of 40% since last year) which was not compensated by selling prices since most of the company's agreements are linked to the consumer price index which rose during 2004 by only 1.2% .


D.   LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   ACCOUNTS RECEIVABLE - TRADE
          ---------------------------

          Accounts Receivable, as at December 31, 2004, amounted to NIS 143.3 million, as compared with NIS 141.0 million at December 31, 2003. The increase in receivables originated primarily from the growth in the volume of operations. A certain decrease was recorded in the customer credit days.

     2.   CASH FLOWS
          ----------

          The cash flows from operating activities amounted to NIS 47.1 million this year, as compared with NIS 36.3 million last year. (The NIS 36.3 million in cash flows last year is prior to a NIS 16.4 million dividend received from an associated company. Together with the said dividend, the cash flows from operating activities amounted to NIS
          52.7 million last year). The improvement in the cash flows from operating activities during the reported year originated primarily from a smaller increase in the operating working capital during the reported year in relation to last year, despite the growth in operating volumes this year.

     3.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          Investments in fixed assets totaled NIS 31.0 million in the reported year, as compared with NIS 29.2 million last year and included current investments in production, marketing and transport processes as well as in the expansion of information security operations in Israel.

     4.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 267.9 million as at December 31, 2004 as compared with NIS 275.0 million as at December 31, 2003 The long-term liabilities include primarily two series of debentures: Series 1 - NIS 33.3 million, for repayment until 2009. Series 2 - NIS 201.8 million, for repayment between 2007 and 2013.

          The balance of short-term credit, as at December 31, 2004, amounted to NIS 112.7 million, as compared with NIS 144.6 million December 31, 2003. The short-term credit balances decreased in relation to last year, primarily due to the positive cash flows from operating activities. Dividends of NIS 100 million were paid in September 2004. The dividend payment was financed by AIPM's deposits and assets.

E.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     Due to its operations, the company is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes possess an influence on the company's results. AIPM's Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, taking into account the AIPM's linkage balance sheet and the impact of changes in various currencies and in the Consumer Price Index on AIPM's balance sheets and on its financial statements.

     Mr. Israel Eldar, AIPM's Controller, is in charge of the management of market risks. He conducts calculations of AIPM's exposure every month and examines the compliance with the policy determined by the Board of Directors.

     Furthermore, limited use is made of derivative financial instruments, which AIPM's employs for hedging the cash flows, originating from the existing assets and liabilities. Such transactions are conducted primarily through currency options and forward transactions opposite Israeli banking institutions. AIPM therefore believes that the inherent credit risk of these transactions is slight.

     AIPM possesses CPI-linked long-term loans (notes) in the total sum of about NIS 235 million, which the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in AIPM's financial statements, due to the surplus of CPI-linked liabilities. In order to hedge this exposure, AIPM has entered into forward transactions, as at December 31, 2004 for hedging NIS 200 million against a rise in the CPI until December 2005.

     These transactions serve to replace hedging transactions in the same amount, that terminated in January 2005.

     CREDIT RISKS
     ------------

     Most of AIPM's sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. AIPM regularly analyzes - through credit committees that operate within its various companies - the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

     The cash, cash equivalents and fixed-term deposits are by and large deposited with large Israeli banking institutions.

     The following are the balance sheet items, according to linkage bases, as at December 31, 2004 (including comparison numbers for December 31, 2003):

     REPORT OF LINKAGE BASES
     -----------------------

--------------------------------------------------------------------------------------------------------------------
IN NIS MILLIONS                                UNLINKED      CPI-LINKED   IN FOREIGN       NON-MONETARY     TOTAL
                                                                          CURRENCY, OR     ITEMS
                                                                          LINKED THERETO
                                                                          (PRIMARILY US$)
--------------------------------------------------------------------------------------------------------------------
ASSETS

CASH AND CASH EQUIVALENTS                             3.3                           4.5                         7.8
SHORT-TERM INVESTMENTS                               16.9         45.6                                         62.5
OTHER ACCOUNTS RECEIVABLE                           192.0          1.8             43.6           7.7         245.1
INVENTORIES                                                                                      83.2          83.2
INVESTMENTS IN ASSOCIATED COMPANIES                  49.3         11.2              8.6         362.7         431.8
DEFERRED TAXES ON INCOME                                                                          6.5           6.5
FIXED ASSETS, NET                                                                               324.4         324.4
DEFERRED EXPENSES, NET OF ACCRUED                                                                 1.1           1.1
AMORTIZATION
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        261.5         58.6             56.7         785.6       1,162.4
--------------------------------------------------------------------------------------------------------------------
LIABILITIES
CREDIT FROM BANKS                                   110.5                           2.2                       112.7
ACCOUNTS PAYABLE                                    142.8          1.0             10.1                       153.9
DEFERRED TAXES ON INCOME                                                                         52.6          52.6
NOTES                                                            235.1                                        235.1
OTHER LIABILITIES                                    32.8                                                      32.8
SHAREHOLDERS' EQUITY                                                                            575.3         575.3
--------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                        286.1        236.1             12.3         627.9       1,162.4
--------------------------------------------------------------------------------------------------------------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2004                                  (24.6)      (177.5)             44.4       (157.7)             -
--------------------------------------------------------------------------------------------------------------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2003                                  (69.4)      (229.2)             65.2          94.6             -
--------------------------------------------------------------------------------------------------------------------


     ASSOCIATED COMPANIES
     --------------------

     AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, Ovisan. These risks originate from concerns regarding economic instability and elevated interest rates, that characterized the Turkish economy in the past and that may recur and harm the Ovisan operations.


F.   FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of AIPM and its business environment. AIPM does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. AIPM undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.


G.   DONATIONS AND CONTRIBUTIONS
     ---------------------------

     AIPM, within the framework of its business and social commitment, invests efforts and resources in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society - and primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society. As part of this policy, AIPM makes contributions to various institutions, primarily those that are active in the said areas. These contributions amounted to an adjusted sum of NIS 150 thousand in 2004, in the consolidated financial statements. Through its employees, AIPM also participates in volunteer activity in the community, for promoting these same objectives.

     In addition, a sum totaling NIS 90 thousand was granted for student scholarships and social projects this year through the Schenker Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera.

H.   MEMBERS OF THE BOARD OF DIRECTORS POSSESSING FINANCIAL SKILLS AND
     -----------------------------------------------------------------
     QUALIFICATIONS
     --------------

     The minimum appropriate number of company directors possessing accounting and financial and skills was determined to be two for AIPM, in consideration of the nature of the accounting and financial issues that are raised in the preparation of AIPM's financial statements, in view of AIPM's areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties. The minimum number was also set while taking into account the close accounting counseling that is provided by the company's CPAs, including their participation in board meetings discussing accounting issues and their availability to answer any question put forth by the board of directors.

     The members of AIPM's board of directors who possess accounting and financial qualifications and skills are:

       Nochi Dankner -      Chairman of the Board of Directors and CEO of IDB
                            Holding Corporation Ltd. Chairman of the Board of
                            Directors of IDB Development Company Ltd., Discount
                            Investments Ltd. and Clal Industries and Investments
                            Ltd. Serves or has served in the past as Chairman of the Board of Directors and Director in publicly-traded and privately-held companies in the Ganden Group, IDB Group, and Bank Hapoalim, where he served as Chairman of the Credit Committee of the Board. Holds L.L.B in Law.

       Avi Yehezkel -       Holds a degree in economics. External director at
                            Bank Yahav. Served as a Knesset member between 1992-2003, during these years alternately, served as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital
                            Market Sub-Committee, Chairman of the Banking
                            Sub-Committee and member of the Finance Committee.

       Oren Lieder -        Holds B.A in economics and statistics. Serves as
                            Senior VP and CFO of Discount Investments Ltd.
                            Serves as director at various companies, including publicly-traded companies. Formerly served as CFO of Bezeq, the Israeli Telecom Company Ltd.

       Isaac Manor -        Holds an MBA. Serves as director at various
                            publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David
                            Lubinsky Group Ltd.; member of the Accounts
                            Committee at Israel Union Bank Ltd.

       Amos Mar-Haim -      Holds a first degree in economics and an MBA.
                            Formerly served and currently serves as Chairman or Deputy Chairman at publicly-traded or privately-held companies. Member of the Israeli Accounting
                            Standards Board.

I.   AIPM'S INTERNAL AUDITOR
     -----------------------

     1.   Auditor's Name:       Lenny Siegel
          In the position since: 1996
          Credentials:  CPA, CA Canadian

     2.   The Auditor is employed by AIPM.

     3.   Scope of employment: Full-time job as Auditor, plus an assistant.

     4. The auditing program is based on a five-year program that covers numerous topics, in addition to current auditing requirements of the management and directives of the Audit Committee.

     5. The Internal Auditing program includes auditing topics in corporations that constitute significant holdings by AIPM.

     6. The Internal Auditor conducts the audit according to generally-accepted professional standards in Israel and worldwide.

     7. The Internal Auditor is supervised by the Audit Committee and by the General Manager.

     8.   Audit reports were submitted and discussed at the following dates:

                             SUBMITTED                       DISCUSSED
                            -------------------------     ------------------
            Report I        March 4, 2004                 March 10, 2004
            Report II        May 5, 2004                  May 10, 2004
            Report III      August 8, 2004                August 11, 2004
            Report IV       November 7, 2004              November 10, 2004

     9. The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at AIPM, once every few years. This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor - are reasonable - according to the estimation of AIPM's Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization. AIPM declares that it has granted the Internal Auditor free, constant and direct access to all the information that it possesses.

J.   GENERAL
     -------

     o In August 2004, AIPM announced the distribution of dividends for 2004, in the amount of NIS 100 million (NIS 25.12 per share). The dividend was paid in September 2004.

     o 28,379 shares were issued during the reported year (0.7% dilution), on account of the exercise of 64,140 option warrants as part of AIPM's employee option plans.

     o    Avi Brenner was appointed General Manager of AIPM on January 1, 2005.





-----------------------------------              -------------------------------
       Yaki. Yerushalmi                                      Avi Brenner
Chairman of the Board of Directors                       General Manager

                                                                       EXHIBIT 3


                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2004 CONSOLIDATED FINANCIAL STATEMENTS

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2004 CONSOLIDATED FINANCIAL STATEMENTS






                                TABLE OF CONTENTS


                                                                       Page
REPORT OF INDEPENDENT AUDITORS                                          2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                     3-4
    Statements of income                                                5
    Statements of changes in shareholders' equity                       6
    Statements of cash flows                                           7-8
    Notes to financial statements                                      9-40
SCHEDULE - DETAILS OF SUBSIDIARIES AND
    ASSOCIATED COMPANIES                                                41



                                ---------------
                        -------------------------------
                                ---------------

                                AUDITORS' REPORT

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2004 and 2003 is NIS 353.1 million and NIS 299.3 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of NIS 25.0 million, NIS 28.2 million and NIS 10.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the exchange rate of the U.S. dollar, through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.



Tel-Aviv, Israel
March 10 , 2005

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                           CONSOLIDATED BALANCE SHEETS


                                                                                                December 31
                                                                                    -----------------------------------
                                                                     Note                  2004               2003
                                                                     ----           ----------------  -----------------
                                                                                    NIS in thousands     (see note 1b.)
                                                                                    -----------------------------------
                             A s s e t s
      CURRENT ASSETS:                                                  8
          Cash and cash equivalents                                   1o                   7,813            158,706
          Short-term investments                                    10a;1f                62,464             20,000
          Accounts receivable:                                        10b
             Trade                                                                       143,275            140,996
             Other                                                                       101,840            128,246
          Inventories                                                 10c                 83,220             90,654
                                                                                       ---------          ---------
                 T o t a l  current assets                                               398,612            538,602
                                                                                       ---------          ---------
      INVESTMENT AND LONG TERM
          RECEIVABLES:
          Investments in associated companies                         2;8                431,752            383,879
          Deferred income taxes                                       7f                   6,511              3,885
                                                                                       ---------          ---------
                                                                                         438,263            387,764
                                                                                       ---------          ---------
      FIXED ASSETS:                                                    3
          Cost                                                                           974,462            953,656
          L e s s - accumulated depreciation                                             650,056            628,015
                                                                                       ---------          ---------
                                                                                         324,406            325,641
                                                                                       ---------          ---------
      DEFERRED CHARGES,
          net of accumulated amortization                             1i                   1,106              1,267
                                                                                       ---------          ---------
                 T o t a l  assets                                                     1,162,387          1,253,274
                                                                                       =========          =========




                                            ) Chairman of the
-------------------------------------------
             Yaki Yerushalmi                ) Board of Directors


                                            )
-------------------------------------------
                Avi brener                  ) Chief Executive Officer

                                            )
-------------------------------------------
               Israel Eldar                 ) Controller



Date of approval of the financial statements: March 10, 2005.


    The accompanying notes are an integral part of the financial statements.

                                                                                               December 31
                                                                                     -------------------------------
                                                                             Note          2004            2003
                                                                             ----    --------------  ---------------
                                                                                     NIS in thousands (see note 1b.)
                                                                             ---------------------------------------
                     Liabilities and shareholders' equity
      CURRENT LIABILITIES:                                                    8
          Credit from banks                                                  10d             112,684        144,989
          Current maturities of long-term notes                               4a               6,648          6,590
          Accounts payable and accruals:
             Trade                                                                            87,556         84,602
             Other                                                           10e              66,355         73,010
                                                                                           ---------      ---------
                 T o t a l  current liabilities                                              273,243        309,191
                                                                                           ---------      ---------
      LONG-TERM LIABILITIES:
          Deferred income taxes                                               7f              52,562         61,801
          Loans and other liabilities
             (net of current maturities):                                    4;8
             Notes                                                                           228,499        233,039
             Other liabilities                                                                32,770         35,013
                                                                                           ---------      ---------
                 T o t a l  long-term liabilities                                            313,831        329,853
                                                                                           ---------      ---------
      COMMITMENTS AND CONTINGENT LIABILITIES                                  9
                 T o t a l  liabilities                                                      587,074        639,044
                                                                                           ---------      ---------
      SHAREHOLDERS' EQUITY:                                                   6
          Share capital (ordinary shares of NIS 0.01 par value:                              125,257        125,257
             authorized - 20,000,000 shares; issued and paid:
             December 31, 2004 and 2005 - 3,996,674 and
             3,968,295 shares, respectively)
          Capital surplus                                                                     90,060         90,060
          Currency adjustments in respect of financial statements
             of associated companies                                                          (2,807)        (1,122)
          Retained earnings                                                                  362,803        400,035
                                                                                             575,313        614,230
                                                                                           ---------      ---------
                 T o t a l  liabilities and shareholders' equity                           1,162,387      1,253,274
                                                                                           =========      =========


    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                           Note           2004            2003            2002
                                                                          ------         -------         -------         ------
                                                                                           NIS in thousands (see note 1b.)


SALES - net                                                               10f;14         482,854         465,092        455,775
COST OF SALES                                                               10g          375,904         362,185        363,771
                                                                                         -------         -------         ------
GROSS PROFIT                                                                             106,950         102,907         92,004
                                                                                         -------         -------         ------
SELLING, MARKETING, ADMINISTRATIVE
    AND GENERAL EXPENSES:                                                   10h
    Selling and marketing                                                                 30,595          31,324         29,167
    Administrative and general                                                            22,425          24,999         26,382
                                                                                         -------         -------         ------
                                                                                          53,020          56,323         55,549
                                                                                         -------         -------         ------
INCOME FROM ORDINARY OPERATIONS                                                           53,930          46,584         36,455
FINANCIAL EXPENSES - net                                                    10i           13,118          15,989          2,988
OTHER  INCOME (EXPENSES)                                                    10j                            1,609         (2,942)
                                                                                         -------         -------         ------
INCOME BEFORE TAXES ON INCOME                                                             40,812          32,204         30,525
TAXES ON INCOME                                                              7             3,152           7,706          9,792
                                                                                         -------         -------         ------
INCOME FROM OPERATIONS OF THE
    COMPANY AND ITS SUBSIDIARIES                                                          37,660          24,498         20,733
SHARE IN PROFITS OF ASSOCIATED
    COMPANIES - net                                                         2             25,072          35,549         16,727
                                                                                         -------         -------         ------
NET INCOME FOR THE YEAR                                                                   62,732          60,047         37,460
                                                                                         =======         =======         ======


                                                                                                           NIS
                                                                                         --------------------------------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                               1p;11           1,544          1,494            947
                                                                                         =======         =======         ======



    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                           Currency
                                                                                          adjustments
                                                                                           in respect
                                                                                          of financial
                                                                                          statements of
                                                             Share            Capital      associated        Retained
                                                            Capital           surplus       companies        earnings      Total
                                                            -------           -------       ---------        --------      -----
                                                                                NIS in thousands (see note 1b.)

BALANCE AT JANUARY 1, 2002                                  125,256           90,060        (3,175)         422,332       634,473
CHANGES IN 2002:
    Net income                                                                                               37,460        37,460
    Dividend paid                                                                                           (20,676)      (20,676)
    Currency adjustments in respect of financial
       statements of associated companies                                                     (307)                          (307)
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2002                                125,256           90,060        (3,482)         439,116       650,950
CHANGES IN 2003:
    Net income                                                                                               60,047        60,047
    Dividend paid                                                                                           (99,128)      (99,128)
    Exercise of employee options into shares                      1                                                             1
    Currency adjustments in respect of financial
       statements of associated companies                                                    2,360                          2,360
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2003                                125,257           90,060        (1,122)         400,035       614,230
                                                            =======           ======        ======          =======       =======
CHANGES IN 2004:
    Net income                                                                                               62,732        62,732
    Dividend paid                                                                                           (99,964)      (99,964)
    Exercise of employee options into shares                       *                                                             *
    Currency adjustments in respect of financial
       statements of associated companies                                                   (1,685)                        (1,685)
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2004                                 125,257          90,060        (2,807)         362,803       575,313
                                                            =======           ======        ======          =======       =======


                   *Represents an amount less than NIS 1,000.

    The accompanying notes are an integral part of the financial statements.

                                                                 (Continued) - 1

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             2004          2003            2002
                                                                           -------        -------        -------
                                                                              NIS in thousands (see note 1b.)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                 62,732         60,047         37,460
    Adjustments to reconcile net income to
       net cash provided by operating activities (*)                       (15,637)        (7,396)        39,718
                                                                           -------        -------        -------
    Net cash provided by operating activities                               47,095         52,651         77,178
                                                                           -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                               (30,952)       (29,247)       (46,807)
    Short-term investments                                                 (42,000)       (20,000)
    Associated companies:
       Granting of loans                                                      (779)        (8,241)        (3,302)
       Collection of loans                                                  13,688         21,895
    Proceeds from sale of fixed assets                                       1,001          3,332          9,729
                                                                           -------        -------        -------
    Net cash used in investing activities                                  (59,042)       (32,261)       (40,380)
                                                                           -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes issuance, net of issuance expenses of NIS 800,000                               198,909
    Consideration in respect of the exercise of options by employees                            1
    Repayment of long-term loans from banks and others                        (383)          (762)        (1,038)
    Redemption of notes                                                     (6,666)        (6,770)        (5,960)
    Dividend paid                                                          (99,964)       (99,128)       (20,676)
    Short-term credit from banks - net                                     (31,933)        40,606         (7,219)
                                                                           -------        -------        -------
    Net cash provided by (used in) financing activities                   (138,946)       132,856        (34,893)
                                                                           -------        -------        -------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                      (150,893)       153,246          1,905
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                      158,706          5,460          3,555
                                                                           -------        -------        -------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                              7,813        158,706          5,460
                                                                           =======        =======        =======


    The accompanying notes are an integral part of the financial statements.

                                                                 (Concluded) - 2

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          2004          2003         2002
                                                                                        -------       -------       -------
                                                                                          NIS in thousands (see note 1b.)
(*)     Adjustments to reconcile net income to net cash provided by operating activities: Income and expenses not involving cash flows:
          Share in profits of associated companies - net                                (25,072)      (35,549)      (16,727)
          Dividend received from associated company                                                    16,391        21,852
          Depreciation and amortization                                                  28,633        28,247        26,809
          Deferred income taxes - net                                                   (10,096)        3,471         3,703
          Capital losses (gains) on:
             Sale of fixed assets                                                           508        (2,054)         (137)
             Termination of activities and disposal of assets - net                                                   1,345
          Gains on short-term deposits and investments not yet realized                    (464)
          Linkage and exchange differences on principal of
            long-term loans from banks - net                                                (26)           79           (17)
          Linkage differences on (erosion of) principal of Notes                          2,184         3,110          (524)
          Erosion of (linkage differences on) principal of
             long-term loans to associated companies                                       (721)       (1,101)          153
          Appreciation (erosion) of a long-term capital note granted to
             an associated company                                                                      2,477        (2,202)
                                                                                        -------       -------       -------
                                                                                          5,054        15,071        34,255
                                                                                        -------       -------       -------
        Changes in operating asset and liability items:
          Increase in trade receivables                                                  (2,279)       (9,260)      (15,064)
          Decrease (increase) in other receivables
               (not include deferred income taxes)                                      (12,037)       (8,935)        3,394
          Decrease (increase) in inventories                                              7,434          (159)       22,060
          Increase (decrease) in trade payables                                           2,954       (14,653)       11,180
          Increase (decrease) in other payables and accruals                             (6,655)       10,540       (16,107)
                                                                                        -------       -------       -------
                                                                                        (10,583)      (22,467)        5,463
                                                                                        -------       -------       -------
                                                                                        (15,637)       (7,396)       39,718
                                                                                        =======       =======       =======
Supplementary cash flow information - cash paid during the year for:
    Taxes on income                                                                       3,242        11,553        26,711
                                                                                        =======       =======       =======
    Interest                                                                             20,697        11,335         9,839
                                                                                        =======       =======       =======


Information on activities not involving cash flows:

In 2004, equipment, which the company did not find suitable for its use, was retired. The retirement was made against the cancellation of the loan made available to the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.


    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 - see b(1) and b(4) below, were applied on a consistent basis, are as follows:

     a.   General:

          1)   Activities of the Group

               American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries and associated companies (hereafter - the Group) are engaged in the production and sale of paper and paper products, including paper recycling activities and handling solid waste. Certain companies are engaged in the marketing of office supplies and in the sale of products produced by others (some of which are not paper or paper products). Most of the Group's sales are made to the local market (Israel). As to information by operating segments, see note 14.

          2)   Use of estimates in the preparation of financial statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

          3)   Definitions:

               Subsidiaries - companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

               Associated companies - investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

               Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):


     b.   Basis of presentation of the financial statements

          The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS).

          Commencing in 2004, the adjustment of financial statements in Israel for the changes in the exchange rate of the US dollar was discontinued, and transitory provisions for financial reporting on a nominal basis began being applied, as explained below; notwithstanding the above, the comparative figures included in these financial statements are based on the amounts adjusted for the changes in the exchange rate of the US dollar, as previously reported; in the case of the Company, these figures represented adjustment to inflation by way of adjustment of the amounts for the changes in the exchange rate of the US dollar (hereafter - the dollar), see (2) below.

          1)   Transition to nominal financial reporting in 2004

               With effect from January 1, 2004, the company has adopted the provisions of Israel Accounting Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standards Board (hereafter -the IASB) and, pursuant thereto, the company has discontinued, from the aforesaid date, the adjustment of its financial statements for the changes in the exchange rate of the dollar against the shekel.

               The amounts adjusted for the changes in the exchange rate of the dollar against the shekel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), were used as the opening balances for the nominal financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

               Accordingly, the amounts reported in 2004 are composed as follows: amounts originating from the period that preceded the transition date are composed of their adjusted to December 2003 shekel amount, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          2)   Comparative figures - amounts adjusted to end of 2003

               Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the exchange rate of the dollar, as permitted under Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute) for companies whose shares are traded on the stock exchange of a foreign country. The Company's shares are traded in the United States on the AMEX.

               The comparative figures included in these financial statements are based on the amounts included for the prior reporting periods, as adjusted for the changes in the exchange rate of the dollar, stated at the exchange rate at December 31, 2003 (the exchange rate in effect at the transition date).

               The components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period - sales, purchases, labor costs, etc. - were adjusted on the basis of the date in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

               The investment in some of the associated companies (whose operations constitute an integral part of the Company's operations) and the company's share in their operating results are recorded on the basis of the adjusted financial statements (in accordance with the provisions of Standard No. 12, as described above) of these companies. As to associated companies whose financial statements were adjusted until December 31, 2003 on the basis of the changes in the CPI, see (4) below.

          3) The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term "cost" signifies cost in reported amounts.

          4) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

               For purposes of inclusion on the equity basis, until December 31, 2003, the amounts included in the financial statements of the above associated companies operating independently were treated as follows:

               Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("currency adjustments in respect of financial statements of associated companies").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               As from January 1, 2004, no additional differences have been included in respect of said companies, in view of their transition to reporting under Standard 12, as also applied by the Company. The change in this equity item in 2004 is related to a subsidiary of an associated company, which has a currency other than NIS.

          c.   Principles of consolidation:

               1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

               2) Intercompany transactions and balances, as well as intercompany profits on sales which have not yet been realized outside the Group, have been eliminated.

          d.   Inventories

               Raw materials and supplies, finished goods, purchased products and maintenance and sundry stores are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.

          e.   Investments in associated companies:

               1) The investments in these companies are accounted for by the equity method.

               2) Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company's holding in such companies.

               3) With effect from the interim financial statements for the 3-month period ended March 31, 2003, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies - see h. below.

               4) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

          f.   Marketable securities

               These securities are stated at market prices.

               The changes in value of the above securities are carried to financial income or expense.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          g.   Fixed assets:

               1) Fixed assets are stated at cost, net of related investment grants.

               2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of related production costs.

               3) Borrowing costs in respect of credit applied to finance the construction of the fixed assets - during the period until construction is completed - are charged to cost of such assets.

               4) The assets are depreciated by the straight-line method on basis of their estimated useful life, as follows:

                                                                   Years
                                                         -----------------------
                    Buildings                            10-50 (mainly 33)
                    Machinery and equipment              7-20 (mainly 10 and 20)
                    Vehicles                             5-7 (mainly 7)
                    Office furniture and equipment
                        (including computers)            3-17 (mainly 4)

          h.   Impairment of Assets

               In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter - IASB) - "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company's and its subsidiary's non-monetary assets - mainly fixed assets as well as investments in associated companies.

               Accordingly, commencing with the interim financial statements for the 3-month period ended March 31, 2003, the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset.

               The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs.

               The adoption of this Standard has not had any effect on the Company and its subsidiaries.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          i.   Deferred charges

               The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

          j.   Deferred income taxes:

               1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7f. Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reporting years.

               2) Taxes which would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as the Company intends to hold these investments, not to realize them.

               3) The Group may incur an additional tax liability in the event of intercompany dividend distribution derived from "approved enterprises" profits - see note 7a. No account was taken of this additional tax, since it is the Group's policy not to cause distribution of dividend which would involve an additional tax liability to the Group in the foreseeable future.

          k.   Revenue recognition

               Revenue from sale of products to the local market, net of discounts granted, is recognized upon shipment to the customer (which represents the point at which the title transfers). Revenue from sale of products for export, net of discounts, is recognized as the products are delivered to the customer in the target country.

          l.   Shipping and handling fees costs

               Shipping and handling costs are classified as component of selling and marketing expenses.

          m.   Allowance for doubtful accounts

               The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

          n.   Derivative financial instruments

               Gains or losses from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets or liabilities.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          o.   Cash equivalents

               The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

          p.   Net income per NIS 1 of par value of shares

               Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 11.

          q.   Recently issued pronouncement

               In July 2004, the IASB issued Israel Accounting Standard No. 19 - "Taxes on Income", which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income. This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005.

               For the most part, the provisions of this standard are the same as the accounting principles that are customarily applied at present (see j. above). The adoption of the standard is not expected to have a material effect on the company's financial statements in the forthcoming periods.

NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES:

          a. The Company has a number of investments in associated companies, which are held either directly or through associated companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. - formerly Neusiedler Hadera Paper Ltd, NHP - and Hogla-Kimberly Ltd.) are attached to these financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          b.   Composed as follows:

                                                                                December 31
                                                                          ----------------------
                                                                           2004            2003
                                                                          -------        -------
                                                                             NIS in thousands
               Cost:
                   Shares                                                  54,241         54,241
                   Excess of cost of investment - net                       2,086          2,086
                   L e s s - accumulated amortization                      (2,624)        (3,068)
               Gain on issuance of shares of an associated
                   company to a third party                                40,241         40,241
               Currency adjustments                                        (2,807)        (1,122)
               Share in profits accumulated since acquisition - net       271,492        246,864
                                                                          -------        -------
                                                                          362,629        339,242
               Long-term loans and capital notes *                         69,123         44,637
                                                                          -------        -------
                                                                          431,752        383,879
                                                                          =======        =======


               * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:

                                                   Weighted average          December 31
                                                    interest rate      ----------------------
                                                   at December 31,      2004            2003
                                                        2004           ------          ------
                                                         %                NIS in thousands

               Linked to the dollar                                     8,616          21,897
               Linked to the Israeli CPI                0%-6%          11,220          10,553
               Loan and unlinked capital note           0%-5%          49,287          12,187
                                                                       ------          ------
                                                                       69,123          44,637
                                                                       ======          ======

               As of December 31, 2004, the repayment dates of the balance of the loans and capital notes have not yet been determined.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          c.   The changes in the investments during 2004 are as follows:

                                                                                            NIS in
                                                                                           thousands
                                                                                            -------
               Balance at beginning of year                                                 383,879
                                                                                            -------
               Changes during the year:
                   Share in profits of associated companies - net                            25,072
                   Currency adjustments                                                      (1,685)
                   Classifying long term balance                                             36,674
                   Decrease in balance of long-term loans and capital notes - net           (12,188)
                                                                                            -------
               Balance at end of year                                                       431,752
                                                                                            =======

          d. Mondy Business Paper Hadera Ltd. (hereafter - Mondy Hadera; formerly - Neusiedler Hadera Paper Ltd- NHP):

               Mondy Hadera is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price which is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under continued extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

          e.   Investment in Carmel Container Systems Limited (hereafter -
               Carmel)

               The investment in shares includes, as of December 31, 2004 and 2003, amounts to NIS 32,300,000 and NIS 29,475,000, respectively, which represents a holding of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange. The market value of the Company's holding in these shares as of December 31, 2004 and 2003 is NIS 15,741,000 and NIS 9,656,000, respectively.

               In November 2004, Carmel's board of directors decided to take measures to withdraw Carmel's shares from trade on the "AMEX" Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel's shares on the "AMEX" was suspended from November 30, 2004 and the process of deregistering with the SEC is currently being attended to.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

               The Company's management believes that the low market value of these shares is not representative of the economic value, as the trade in Carmel's shares is very weak as described above. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

               The Company's management believes, based on the abovementioned and current developments in 2004, that the investment should not be written down.

               The financial statements of Carmel are drawn up in accordance with the provisions of Accounting Standard No. 12 of the IASB. Until December 31, 2003, the financial statements have been drawn up on the basis of cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in the consolidated financial statements up to said date, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

          f. Investment in T.M.M Integrated Recycling Industries Ltd. (hereafter - T.M.M.)

               As of December 31, 2004, the Company's share in T.M.M. (directly and through another associated company) is 41.6%.

               The excess of equity in net assets of T.M.M. shares, over the cost of investment therein - amounting to NIS 1,581,000 is amortized over a period of ten years.

               As of December 31, 2004 and 2003, the direct investment in the shares of T.M.M is NIS 15,726,000 and NIS 15,759,000, respectively. The market value of these shares as of December 31, 2004 and 2003 is NIS 11,338,000 and NIS 13,713,000, respectively.

               The Company's management examined the value of its investment in T.M.M. for impairment which is not temporary in nature. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

               The Company's management believes, based on the abovementioned and current business developments within T.M.M during 2004, that the investment should not be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

               NOTE 3 - FIXED ASSETS:

             a. Composition of assets, grouped by major classifications, and changes therein during 2004, are as follows:

                                                               Cost
                                      -----------------------------------------------------
                                     Balance at     Additions      Retirements     Balance at
                                     beginning         during         during         end of
                                      of year        the year        the year         year
                                      -------         ------          ------        -------
                                                          NIS in thousands
Land and buildings on the land        185,675          3,552                        189,227
Machinery and equipment               653,206         25,008           4,461        673,753
Vehicles                               31,860          3,772           5,678         29,954
Office furniture and equipment
   (including computers)               65,569          2,800               7         68,362
Payments on account of
   machinery and equipment             17,346         (4,180)                        13,166
                                      -------         ------          ------        -------
                                      953,656         30,952          10,146        974,462
                                      =======         ======          ======        =======

                                                       Accumulated depreciation                    Depreciated balance
                                      ----------------------------------------------------        ----------------------
                                     Balance at      Additions    Retirements    Balance at             December 31
                                     beginning        during         during        end of         ----------------------
                                      of year        the year       the year        year           2004           2003
                                      -------         ------          -----        -------        -------        -------
                                                           NIS in thousands                          NIS in thousands
Land and buildings on the land        104,237          3,348                       107,585         81,642         81,438
Machinery and equipment               449,526         19,469          1,168        467,827        205,926        203,680
Vehicles                               22,357          2,786          5,259         19,884         10,070          9,503
Office furniture and equipment
   (including computers)               51,895          2,869              4         54,760         13,602         13,674
Payments on account of
   machinery and equipment                                                                         13,166         17,346
                                      -------         ------          -----        -------        -------        -------
                                      628,015         28,472          6,431        650,056        324,406        325,641
                                      =======         ======          =====        =======        =======        =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - FIXED ASSETS (continued):

          b. The item is net of investment grants in respect of investments in "approved enterprises" (see notes 7a and 9a).


          c. The Group's real estate is partly owned and partly leased - to the extent of NIS 44.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49-year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

          d. As of December 31, 2004 and 2003, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

          e. Depreciation expenses amounted to NIS 28,472,000, NIS 28,165,000 and NIS 26,726,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

          f.   As to pledges on assets - see note 9a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - NOTES AND OTHER LONG-TERM LIABILITIES (continued):

          a.   Notes

               The item represents two series of notes issued to institutional investors as follows:

                                                                               December 31
                                                              ---------------------------------------------
                                                                      2004                      2003
                                                              -------------------       -------------------
                                                                             NIS in thousands
                                                              ---------------------------------------------
                                                             Series II    Series I     Series II    Series I
                                                              -------      ------       -------      ------
                Balance                                       201,807      33,340       200,000      39,629
                L e s s - current maturities                                6,648                     6,590
                                                              -------      ------       -------      ------
                                                              201,807      26,692       200,000      33,039
                                                              =======      ======       =======      ======


               (1)  Series I - May 1992

                    The balance of the notes as of December 31, 2004 is redeemable in five installments, due in June of each of the years 2005-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 99,819,000, in December 2004 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable each June. The notes - principal and interest - are linked to the Israeli CPI of February 1992.

               (2)  Series II - December 2003

                    As of December 31, 2004, the unpaid balance of the notes is payable in 7 annual installments at December of each of the years 2007-2013; The unpaid balance of the notes bears annual interest of 5.65%, payable in annual installments at December of each year. The notes - principal and interest - are linked to the Israeli CPI of November 2003.

          b.   Other liabilities:

                                                                   December 31
                                                              --------------------
                                                               2004          2003
                                                              ------        ------
                                                                NIS in thousands
               Capital note to an associated company *        32,770        32,770
               Other liability                                               2,243
                                                              ------        ------
                                                              32,770        35,013
                                                              ======        ======

          * The capital note is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2006.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

          a. Israeli labor laws and agreements require the company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or a pension upon retirement.

               To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of employees.

               The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

          b. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,368,000, NIS 8,515,000 and NIS 5,786,000 in
               2004, 2003, and 2002, respectively.


NOTE 6 - SHAREHOLDERS' EQUITY:

          a.   Share capital


               Composed of ordinary registered shares of NIS 0.01 par value, as follows:

                                                                  December 31
                                                          ---------------------------
                                                             2004               2003
                                                          ---------         ---------
                                       Authorized                Issued and paid
                                       ----------         ---------------------------

               Number of shares        20,000,000         3,996,674         3,968,295
                                       ==========         =========         =========
               Amount in NIS              200,000            39,967            39,683
                                       ==========         =========         =========

               The shares are traded on stock exchanges in Tel-Aviv and in the U.S. The quoted prices per share, as of December 31, 2004 are NIS
               238.30 and $ 55.00 (NIS 236.94), respectively.

          b.   Employee stock option plans:

               1)   The 1998 plan for senior officers in the Group

                    On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group ("the 1998 plan for senior officers").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                    In 1998-2000, 155,498 options were granted under the 1998 plan for senior officers.

                    The number of shares resulted from exercise of the options and the actual exercise price were fixed as follows: Upon the receipt of an exercise request from an option holder, a computation was made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference was then multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company actually issued to the option holder was the number of shares the market value of which was equal to the amount of the benefit computed as above. In consideration for the shares, the option holder paid their par value only.

                    In 2000-2003, 154,000 options were exercised under the 1998 plan for senior officers. 92,832 shares of NIS 0.01 were issued following the exercise. The unexercised balance of 1,498 options granted expired in 2003.

                    The ordinary shares issued upon exercise of the options conferred upon their holders the same rights as all other ordinary shares, upon issuance.

               2)   The 2001 plan for senior officers in the Group

                    On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option is exercisable in purchase of one ordinary share of NIS 0.01 par value of the Company. The options will be exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

                    The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the CPI as of April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price is to be adjusted, following dividend distributions. Accordingly, the exercise price as of December 31, 2004 is NIS 177.37 for the first batch, NIS 68.77 for the second batch, NIS 125.18 for the third batch and NIS 177.37 for the fourth batch.

                    The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS 204.00. Prior to the granting of the options, the price was NIS 185.8.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

          b.   Employee stock option plans (continued):


               The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 56.69 on the date of grant.

               Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be determined as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options, as of the date of the exercise (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

               The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

               In 2004 and 2003, 55,525 and 1,550 options, respectively, were exercised under the 2001 plan for senior officers, and 24,295 and 227 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The unexercised balance of the options granted is 137,225.


               This plan is designed to be governed by the terms stipulated by
               Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

               The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

               3)   The 2001 employee plan

                    On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter - the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option is exercisable in purchase of one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

                    On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                    The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the CPI as of August 29, 2001. This price represents the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, following a dividend distribution and it is NIS
                    113.57 as of December 31, 2004.

                    The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS 171.20. Prior to the granting of the options, the price was NIS 138.80.

                    The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 64.11 on the date of grant.

                    Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options, as of the date of the exercise (hereafter - the benefit). The number of shares the that Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                    The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                    In 2004 and 2003, 8,615 and 57,962 options, respectively, were exercised under the 2001 employee plan. 4,084 and 20,665 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The unexercised balance of the options granted is 14,878.

                    This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                    The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 7 - TAXES ON INCOME:

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the law)

               Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

               During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax apply, as follows:

               1) Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

               2) Tax exemption on income from certain approved enterprises in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

                    The part of the taxable income which is entitled to the tax benefits is determined on the basis of the ratio of the turnover attributed to the "approved enterprise" to the total turnover of these companies, taking into account the ratio of the "approved enterprise" assets to total assets of these companies. The turnover that is attributed to the "approved enterprise" is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

                    The period of benefits in respect of the "approved enterprises" of these companies expired at the end of 2003.

                    The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest.

          b. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

               Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


          c.   The Law for the Encouragement of Industry (Taxation), 1969

               The Company and certain subsidiaries are "industrial companies" as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

               The Company also files consolidated tax returns with certain subsidiaries as permitted under this law.

          d. Tax rates applicable to income not derived from "approved enterprises"

               The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see a. below) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.
               The effect of the change in the tax rates in the coming years on the deferred tax balances on the effective date of the amendment to the law, is included under "taxes on income" in the statements of income (loss) - see g (1) below.

          e.   Carryforward tax losses

               Carryforward tax losses are NIS 20,399,000 and NIS 14,002,000 as of December 31, 2004 and 2003, respectively. Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


          f.   Deferred income taxes

               The composition of the deferred taxes, and the changes therein during 2004 and 2003, are as follows:

                                                      Among          Among           Among           As a
                                                   non-current      current       non-current     non-current
                                                    assets (1)     assets (2)    liability (3)      Total
                                                     ------          ------          ------         -------
                                                                        NIS in thousands
               Balance at January 1, 2003           (10,948)                         58,266          47,318
               Changes in 2003:
                   Reclassification                   3,885          (3,885)
                   Amounts carried to income            (64)                          3,535           3,471
                                                     ------          ------          ------         -------
               Balance at December 31, 2003          (7,127)         (3,885)         61,801          50,789
               Changes in 2004:
                   Amounts carried to income          1,769          (2,626)         (9,239)        (10,096)
                                                     ------          ------          ------         -------
               Balance at December 31, 2004          (5,358)         (6,511)         52,562          40,693
                                                     ======          ======          ======         =======

                    (1) In respect of inventories, provisions for doubtful accounts, vacation and recreation pay, and carry-forward tax losses.

                    (2)  In respect of carryforward tax losses.

                    (3)  Mainly in respect of depreciable fixed assets.

                    The deferred taxes are computed at the rate of 30%-34%.

          g.   Taxes on income included in the income statements:

                    1)   As follows:

                                                                   2004             2003          2002
                                                                  ------           -----          -----
                                                                            NIS in thousands
               For the reported year:
                   Current                                        13,248           4,235          4,702
                   Deferred, see f. above:
                      In respect of changes to tax rates,
                          see d. above                            (5,824)
                      In respect of the reporting period          (4,272)          3,471          3,703
                                                                  ------           -----          -----
                                                                   3,152           7,706          8,405
               For previous years - Current                                                       1,387
                                                                  ------           -----          -----
                                                                   3,152           7,706          9,792
                                                                  ======           =====          =====

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


                    2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate, as stated in d. above, and the actual tax expense:

                                                          2004                      2003                       2002
                                                    -----------------         -----------------         -----------------
                                                               NIS in                    NIS in                    NIS in
                                                      %       thousands         %       thousands         %       thousands
                                                    -----      ------         -----      ------         -----      ------
Income before taxes on income, as reported
   in the statements of income                      100.0      40,812         100.0      32,204         100.0      30,525
                                                    =====      ======         =====      ======         =====      ======
Theoretical tax on the above amount                  35.0      14,284          36.0      11,593          36.0      10,989
Tax benefits arising from reduced tax rate
   for approved enterprises                                                    (1.5)       (487)         (1.0)       (305)
                                                    -----      ------         -----      ------         -----      ------
                                                     35.0      14,284          34.5      11,106          35.0      10,684
Decrease in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate               (4.3)     (1,762)
Tax benefit resulting from
    changes in tax rates, see d. above              (14.3)     (5,824)

Tax deduction in respect of options
   exercised by employees according to
   section 102 of the Israeli
   Income Tax Ordinance                             (10.3)     (4,221)         (5.0)     (1,607)         (6.2)     (1,883)
Other - net                                           1.6         675          (5.6)     (1,793)         (1.3)       (396)
                                                    -----      ------         -----      ------         -----      ------
Taxes on income for the reported year                 7.7       3,152          23.9       7,706          27.5       8,405
                                                    =====      ======         =====      ======         =====      ======


          h.   Tax assessments

               The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES:

          a.   As follows:

                                                                              December 31, 2004
                                                                    ----------------------------------------
                                                                In, or linked
                                                                  to, foreign
                                                                   currency      Linked to the
                                                                (mainly dollar)   Israeli CPI       Unlinked
                                                                    ------           ------          -------
                                                                                NIS in thousands
Assets:
    Current assets:
       Cash and cash equivalents                                     4,531                             3,282
       Short-term investments                                                        45,539           16,925
       Receivables                                                  43,600            1,799          192,071
    Investments in associated companies - long-term
       loans and capital notes                                       8,616           11,220           49,287
                                                                    ------          -------          -------
                                                                    56,747           58,558          261,565
                                                                    ======          =======          =======

Liabilities:
    Current liabilities:
       Short-term credit from banks                                  2,238                           110,446
       Accounts payables and accruals                               10,100            1,013          142,798
    Long-term liabilities (including current maturities):
       Loans from banks
       Notes                                                                        235,147
       Other liabilities                                                                              32,770
                                                                    ------          -------          -------
                                                                    12,338          236,160          286,014
                                                                    ======          =======          =======

                                                                                  December 31, 2003
                                                                    ----------------------------------------
                                                               In, or linked
                                                                to, foreign
                                                                  currency       Linked to the
                                                               (mainly dollar)     Israeli CPI       Unlinked
                                                                    ------           ------          -------
                                                                              NIS in thousands
Assets:
    Current assets:
       Cash and cash equivalents                                     8,561                           150,145
       Short-term investments                                                                         20,000
       Receivables                                                  48,457              215          210,560
    Investments in associated companies - long-term
       loans and capital notes                                      21,897           10,553           12,187
                                                                    ------          -------          -------
                                                                    78,915           10,768          392,892
                                                                    ======          =======          =======

Liabilities:
    Current liabilities:
       Short-term credit from banks                                                                  144,617
       Accounts payables and accruals                               11,579                           146,033
    Long-term liabilities (including current maturities):
       Loans from banks                                                                 372
       Notes                                                                        239,629
       Other liabilities                                             2,243                            32,770
                                                                    ------          -------          -------
                                                                    13,822          240,001          323,420
                                                                    ======          =======          =======

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see note 12a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES (continued):

          b.   Data regarding the exchange rate and the Israeli CPI:

                                                                  Exchange rate of
                                                                     one dollar             CPI*
                                                                     ----------             ----
                                                                        NIS                Points
                    At end of year:
                        2004                                            4.308              180.7
                        2003                                            4.379              178.6
                        2002                                            4.737              182.0
                    Change in the year:
                        2004                                           (1.6%)               1.2%
                        2003                                           (7.6%)              (1.9%)
                        2002                                            7.3%                6.5%

                       * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.


NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES:

          a.   In respect of investment grants

               Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt.

               The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2004, the guarantee amounts to NIS 181,000.

          b. In 1996, an associated company received a grant amounting to NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of NIS 2,036,000 in favor of the State of Israel.

          c. The Company has provided guarantees of NIS 2,154,000 in favor of an associated company, in connection with the latter's participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

          d. A subsidiary has provided a guarantee of NIS 1,291,000 to a bank in respect of a loan extended to an associated company.

          e. A subsidiary provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 1,700,000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

          f. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors. According to the plan, a remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. In 2004, one quarter of the remuneration was exercised. As of December 31, 2004, another quarter is exercisable. A liability was included in the financial statements in respect of the above plan, under current liabilities.

          g. In accordance with the Companies Law, 1999, in 2004, the Company issued new letters of indemnity to its officers, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company's shareholders' equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

                                      AMERICAN ISRAELI PAPER MILLS LIMITED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL

STATEMENT INFORMATION:

              Balance sheets:


                                                                        Weighted average                December 31
                                                                        interest rate             -----------------------
                                                                        at December 31,             2004           2003
                                                                              2004                -------         -------
                                                                        ----------------              NIS in thousands
             a. Short-term investments:
                   Short term deposit - linked to the CPI                     4.0%                 45,539
                   Short-term deposit - unlinked                                                                   20,000
                   Marketable securities                                                           16,925
                                                                                                  -------         -------
                                                                                                   62,464          20,000
                                                                                                  =======         =======
             b.   Receivables:
                   1) Trade:
                         Open accounts                                                            128,699         128,021
                         Checks collectible                                                        14,576          12,975
                                                                                                  -------         -------
                                                                                                  143,275         140,996
                                                                                                  =======         =======
                         The item is:
                             Net of allowance for doubtful accounts                                16,148          13,696
                                                                                                  =======         =======
                             Includes associated companies                                         26,089          26,594
                                                                                                  =======         =======
                   2) Other:
                         Employees and employee institutions                                        4,072           3,060
                         Associated companies                                                      78,616          89,691
                         Prepaid expenses                                                           2,287           2,883
                         Advances to suppliers                                                      4,200           9,365
                         Deferred income taxes, see note 7f                                         5,358           7,127
                         Income tax authority                                                       1,733          12,005
                         Interest receivable                                                        1,579             257
                         Sundry                                                                     3,995           3,858
                                                                                                  -------         -------
                                                                                                  101,840         128,246
                                                                                                  =======         =======
             c.   Inventories:
                   For industrial activities:
                      Finished goods                                                               11,684          14,819
                      Raw materials and supplies                                                    8,725          10,426
                                                                                                  -------         -------
                                                                                                   20,409          25,245
                   For commercial activities - purchased products                                  16,972          18,817
                                                                                                  -------         -------
                                                                                                   37,381          44,062
                   Maintenance and sundry stores                                                   45,839          46,592
                                                                                                  -------         -------
                                                                                                   83,220          90,654
                                                                                                  =======         =======
             d.   Credit from banks:

                       Short-term credit - unlinked                           4.5%                110,446         144,617
                       Short-term credit - Swiss franc                        3.2%                                  2,238
                       Current maturities of long-term
                           Loans                                                                                      372
                                                                                                  -------         -------
                                                                                                  112,684         144,989
                                                                                                  =======         =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):



          e.   Accounts payable and accruals - other:

                                                                December 31
                                                            ------------------
                                                             2004        2003
                                                            ------      ------
                                                             NIS in thousands

               Payroll and related expenses                 34,904      37,324
               Institutions in respect of employees         10,551      12,944
               Customs and value added tax authorities       3,850         728
               Associated company                              511         521
               Accrued interest                              1,544       2,127
               Accrued expenses                              7,903       7,825
               Sundry                                        7,092      11,541
                                                            ------      ------
                                                            66,355      73,010
                                                            ======      ======


             Statements of income:

                                                                  2004         2003        2002
                                                                -------      -------      -------
                                                                        NIS in thousands

          f.   Sales - net (1):


               Industrial activities (2)                        363,489      326,825      310,628
               Commercial activities                            119,365      138,267      145,147
                                                                -------      -------      -------
                                                                482,854      465,092      455,775
                                                                =======      =======      =======
               (1) Including sales to associated companies      121,987      115,505      104,864
                                                                =======      =======      =======
               (2) Including sales to export                     42,232       44,175       40,645
                                                                =======      =======      =======

          g.   Cost of sales:
               Industrial activities:

                   Materials consumed                            83,533       72,292       61,649
                   Payroll and related expenses                  91,468       85,419       78,903
                   Depreciation                                  24,537       22,739       21,182
                   Other manufacturing costs                     82,991       80,709       77,765
                   Decrease (increase) in inventory of
                      finished goods                              3,135       (1,651)      12,585
                                                                -------      -------      -------
                                                                285,664      259,508      252,084
               Commercial activities - cost of products sold     90,240      102,677      111,687
                                                                -------      -------      -------
                                                                375,904      362,185      363,771
                                                                =======      =======      =======
               Including purchases from associated
                   Companies                                     22,793       26,374       29,423

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                               2004        2003        2002
                                                                              ------      ------      ------
                                                                                     NIS in thousands
          h.   Selling, marketing, administrative and
                 general expenses:
               Selling and marketing:
                   Payroll and related expenses                               14,311      15,225      14,692
                   Packaging, transport and shipping                           6,458       5,719       5,689
                   Commissions                                                 2,467       2,733       1,605
                   Depreciation                                                1,159       1,595       1,659
                   Other                                                       6,200       6,052       5,522
                                                                              ------      ------      ------
                                                                              30,595      31,324      29,167
                                                                              ======      ======      ======

               Administrative and general:
                   Payroll and related expenses                               36,649      36,360      31,927
                   Office supplies, rent and maintenance                       1,521       1,938       1,750
                   Professional fees                                           1,029      *1,663       1,010
                   Depreciation                                                2,776       2,814       3,884
                   Doubtful accounts and bad debts                             3,102         944       1,791
                   Other                                                       1,735      *4,681      10,148
                                                                              ------      ------      ------
                                                                              46,812      48,400      50,510
                   L e s s - rent and participation from
                      associated companies                                    24,387      23,401      24,128
                                                                              ------      ------      ------
                                                                              22,425      24,999      26,382
                                                                              ======      ======      ======

                                                         * Reclassified

          i.   Financial income (expenses) - net*: Expenses:

                   In respect of long-term loans - net                            26       1,607
                   In respect of notes - including amortization
                      of deferred charges                                     15,188       5,031       1,291
                   Erosion of operating monetary balances,
                      net of related hedges                                                            2,289
                   In respect of short-term balances - net
                      (2002 -net of borrowing costs capitalized to
                      the cost of fixed assets)                                6,547      16,917       1,506
                                                                              ------      ------      ------
                                                                              21,761      23,555       5,086
                                                                              ------      ------      ------
               Income:
                   In respect of long-term loans - net                                                 2,098
                   In respect of increase in value of operating
                      monetary balances, net of related hedges                 1,901     **7,429
                   In respect of short-term balances - net                     6,742     **  137
                                                                              ------      ------      ------
                                                                               8,643       7,566       2,098
                                                                              ------      ------      ------
                                                                             (13,118)    (15,989)     (2,988)
                                                                              ======      ======      ======
               *   Including financial income (expenses) in respect
                   of loans to associated companies                              721      (1,376)      2,207
                                                                              ======      ======      ======

                                                         ** Reclassified

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                             2003       2002
                                                            -----      ------
                                                             NIS in thousands

          j. Other income (expenses):

               From the sale of apartments (1)              1,609
               From termination of an activity and
                   disposal of assets(2)                               (2,942)
                                                            -----      ------
                                                            1,609      (2,942)
                                                            =====      ======

               1) In 2003, the Company sold apartments that it previously held for the use of its employees.

               2) In 2002, the Company terminated operations at some of its sites, as follows:

                    a) At the Molett site in Nahariya, the operation of the old household paper machine was terminated, following the introduction of a new tissue machine by Hogla-Kimberly Ltd., an associated company. Subsequently, the old paper machine was sold to a third party (overseas).

                    b) In order to comply with the requirements of the Ministry of Environment, the operation of the old paper machines at the Shafir site in Tel-Aviv were terminated. The termination included dismissal of employees, sale of maintenance stores, sale of the machines to a third party (overseas) and other related costs (including closing inventories).

                    c)   The Company sold real estate that it owned in Ashdod.

                    The effects of the restructuring resulting from the termination of the operations are as follows:

                                                                      2002
                                                                ----------------
                                                                NIS in thousands
                                                                ----------------

                          Severance pay expenses                     (2,334)
                          Other expenses, net of sale proceeds       (4,475)
                          Gain on sale of real estate in Ashdod       3,867
                                                                ----------------
                                                                     (2,942)
                                                                ================

NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

                    a. The weighted average par value of shares used in computation of per share data is as follows:

                                                                  NIS
                                                                  ---
                     Year ended December 31:
                        2004                                     40,640
                        ====                                     ======
                        2003                                     40,197
                        ====                                     ======
                        2002                                     39,557
                        ====                                     ======

                    b. In the reported years, plans for granting stock options to employees in the Group were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          a.   Derivative financial instruments

               The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

               In January 2004, the Company entered into a forward transaction for a period of one year, in order to hedge an amount of NIS 200 million against increases in the Israeli CPI.

               At the end of 2004, the Company entered into a forward transaction for a period of one year, in order to hedge an amount of NIS 200 million against increases in the CPI, following the termination of the aforementioned transaction in January 2005.

          b.   Credit risks

               The Company and its subsidiaries' cash and cash equivalents and the short-term deposit as of December 31, 2004 are deposited mainly with major Israeli banks. The Company and its subsidiaries considers the credit risks in respect of these balances to be remote.

               Most of these companies sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

          c.   Fair value of financial instruments

               The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

               The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2004, aggregating NIS 69,123,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b.), since their value cannot be reliably determined so long as they have no repayment dates.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

          a.   Transactions:


          1)   Income (expenses):

                                         2004          2003          2002
                                        ------        ------        ------
                                                NIS in thousands

               Sales                    45,278        38,715        36,030
                                        ======        ======        ======
               Costs and expenses       (9,247)       (7,009)       (6,038)
                                        ======        ======        ======


               The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

          2)   Benefits to interested parties:

                                                           2004       2003       2002
                                                          ------     ------      -----
               Payroll to interested parties employed
                   By the Company - NIS  in thousands     *3,300     *3,364      2,000
                                                          ======     ======      =====
               Number of people to whom
                   the benefits relate                         2          2          1
                                                          ======     ======      =====
               Remuneration of directors who are not
                   employed by the Company -
                   NIS in thousands                          528        444        324
                                                          ======     ======      =====
               Number of people to whom
                   the benefits relate                        13         13          9
                                                          ======     ======      =====



                    * In 2004 and 2003, the amounts include the salary of the CEO who was appointed in April 2003 and ended his office in April 2004, in addition to the salary of the Chairman of the Board of Directors (who served earlier as the CEO). The amount for 2004 includes a quarter of the remuneration to the Chairman of the Board of Directors, see note 9f.

               3) In 2003, an interested party employed by the Company exercised 15,999 options granted to him under the 1998 plan for senior employees. 8,529 shares of NIS 0.01 par value have been issued at par against the exercise of said options.

               4) As to the plan for the remuneration of the Company's Chairman of the Board of Directors - see note 9f.


          b.   Balances with interested parties:

                                                                  December 31
                                                               ------------------
                                                                2004       2003
                                                               ------      ------
                                                                NIS in thousands
               Accounts receivable - commercial activity*      13,378      10,440
                                                               ======      ======
               Accounts payables and accruals                   3,563       2,430
                                                               ======      ======

* There were no significant changes in the balance during the year.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - SEGMENT INFORMATION:

          a.   Activities of the Company and its subsidiaries:

               1) Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

               2) Marketing of office supplies and paper, mainly to institutions.

               Most of the Group's sales are to the local market (Israel) and most of its assets are located in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

             b. Business segment data:

                                                             Paper and recycling            Marketing of office supplies
                                                       -------------------------------    --------------------------------
                                                        2004        2003        2002       2004          2003        2002
                                                       ------=    -------      -------    -------       -------    -------
                                                                                NIS in thousands
Sales - net(1)                                         367,391    332,124      314,636    115,463       132,968    141,139
           ==                                          =======    =======      =======    =======       =======    =======
Income (loss) from ordinary operations                  58,496     46,282       37,488     (4,566)          302     (1,033)
                                                       =======    =======      =======    =======       =======    =======
Financial expenses, net
Other income (expenses)

Income before taxes on income
Segment assets (at end of year)                        494,194    497,811      482,833     56,707        59,480     65,234
Unallocated assets (at end of year) (2)

Consolidated total assets (at end of year)

Segment liabilities (at end of year)                    66,564     58,906       66,325     20,992        25,696     32,930
Unallocated liabilities (at end of year)

Consolidated total liabilities (at end of year)

Depreciation and amortization                           26,671     25,523       24,422      1,962         2,724      2,387
                                                       =======    =======      =======    =======       =======    =======

                                                                    T o t a l
                                                       -----------------------------------
                                                          2004         2003        2002
                                                       ---------    ---------    ---------
                                                                 NIS in thousands
Sales - net(1)                                           482,854      465,092      455,775
                                                       =========    =========    =========
Income (loss) from ordinary operations                    53,930       46,584       36,455

Financial expenses, net                                   13,118       15,989        2,988
Other income (expenses)                                                 1,609       (2,942)
                                                       ---------    ---------    ---------
Income before taxes on income                             40,812       32,204       30,525
Segment assets (at end of year)                          550,901      557,291      548,067
Unallocated assets (at end of year) (2)                  611,486      695,983      504,056
                                                       ---------    ---------    ---------
Consolidated total assets (at end of year)             1,162,387    1,253,274    1,052,123
                                                       =========    =========    =========
Segment liabilities (at end of year)                      87,566       84,602       99,255
Unallocated liabilities (at end of year)                 499,518      554,442      301,918
                                                       ---------    ---------    ---------
Consolidated total liabilities (at end of year)          587,074      639,044      401,173
                                                       =========    =========    =========
Depreciation and amortization                             28,633       28,247       26,809
                                                       =========    =========    =========

(1)  Represents sales to external customers.

(2)  Including investments in associated companies.

                                ---------------
                        -------------------------------
                                ---------------

                                                                       Schedule


                      AMERICAN ISRAELI PAPER MILLS LIMITED
                Details of Subsidiaries and Associated Companies
                              At December 31, 2004


                                                                                           Percentage of direct and
                                                                                          indirect holding in shares
                                                                                             conferring equity and
                                                                                                 voting rights
                                                                                          --------------------------
                                                                                                       %
Main subsidiaries:
    Amnir Recycling Industries Limited                                                               100.00
    Graffiti Office Supplies and Paper Marketing Ltd.                                                100.00
    Attar Marketing Office Supplies Ltd.                                                             100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.                                          100.00

Main associated companies:
    Hogla-Kimberly Ltd.                                                                               49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                                                               49.90
       Molett Marketing Limited                                                                       49.90
       Shikma For Personal Comfort Ltd.                                                               49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                                         49.90
       Hogla-Kimberly Holdings A.S.                                                                   49.90
       H-K Overseas (Holland) B.V.                                                                    49.90
    Mondy Business Paper Hadera Ltd.                                                                  49.90
    Subsidiaries of Mondy Business Paper Hadera Ltd.:
       Grafinir Paper Marketing Ltd.                                                                  49.90
       Yavnir (1999) Ltd.                                                                             49.90
       Mondy Business Paper Hadera Marketing Ltd.                                                     49.90
       Mitrani Paper Marketing 2000 (1998) Ltd.                                                       49.90
    Carmel Container Systems Limited                                                                  26.25
    C.D. Packaging Systems Limited*                                                                   63.20
    Barthelemi Holdings Ltd.                                                                          33.91
    T.M.M. Integrated Recycling Industries Ltd.**                                                     41.60

* C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

[GRAPHIC OMITTED]








Enclosed please find the financial reports of the following associated companies:

     -    Mondi Business Paper Hadera Ltd.

     -    Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

- Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

-    TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                                       EXHIBIT 4


                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004






                                TABLE OF CONTENTS



                                                                        Page
                                                                        ----


    Independent Auditors' Report                                         1

    Financial Statements:

       Balance Sheets                                                    2

       Statements of Operations                                          3

       Statements of Changes in Shareholders' Equity                     4

       Statements of Cash Flows                                         5-6

       Notes to the Financial Statements                                7-32

                          Independent Auditors' Report
                             to the Shareholders of
                        Mondi Business Paper Hadera Ltd.
                    (formerly, Neusiedler Hadera Paper Ltd.)

We have audited the accompanying balance sheet of Mondi Business Paper Hadera Ltd. ("the Company") as of December 31, 2004, and the consolidated balance sheet as of that date, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company and on a consolidated basis as of December 31, 2003 and for each of the two years in the period then ended were audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year then ended, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the years presented.

As explained in Note 2A, the financial statements as of dates and for reporting period commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements as of dates prior to January 1, 2004 and for reporting periods ended through December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, February 23, 2005

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                                 BALANCE SHEETS
                               (NIS in thousands)

                                                                     Consolidated                         Company
                                                               -------------------------          ------------------------
                                                                      December 31,                       December 31,
                                                               -------------------------          ------------------------
                                                                2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                               -------           -------          -------          -------
                                                               Reported         Adjusted          Reported         Adjusted
                                                 Note         Amounts (1)      Amounts (2)       Amounts (1)      Amounts (2)
                                                 ---           -------           -------          -------          -------
Current Assets
   Cash and cash equivalents                       3            10,804            31,678            9,616           20,034
   Trade receivables                               4           157,815           147,748                -                -
   American Israeli Paper Mills
       Group, net                                                    -                -           178,289       (*)138,841
   Other receivables                               5             7,580            11,296            8,700           13,458
   Inventories                                     6            90,391            89,231           60,301           62,650
                                                               -------           -------          -------          -------
                                                               266,590           279,953          256,906          234,983
                                                               -------           -------          -------          -------
Long-Term Investments
   Investments in Subsidiaries                     7                 -                 -            1,933       (*)  4,340
                                                               -------           -------          -------          -------

Fixed Assets                                       8
   Cost                                                        149,083           132,692          144,312          127,617
   Less - accumulated depreciation                              33,345            25,381           30,308           22,701
                                                               -------           -------          -------          -------
                                                               115,738           107,311          114,004          104,916
                                                               -------           -------          -------          -------
Other Assets - Goodwill                           7B             3,800             4,423                -                -
                                                               -------           -------          -------          -------
                                                               386,128           391,687          372,843          344,239
                                                               =======           =======          =======          =======
Current Liabilities
   Current maturities of long-term
      bank loans                                  11            15,125            15,108           15,125           15,108
   Trade payables                                  9           104,661           104,097           63,902           53,397
   American Israeli Paper Mills
      Group, net                                                65,033       (*)  48,786               -                -
   Subsidiaries                                                      -                 -           99,159           52,671
   Other payables and accrued expenses            10            23,132       (*)  16,864           16,480           16,231
                                                               -------           -------          -------          -------
                                                               207,951           184,855          194,666          137,407
                                                               -------           -------          -------          -------
Long-Term Liabilities
   Long-term bank loans                           11            36,248            51,725           36,248           51,725
   Capital notes to shareholders                  12            17,233            43,790           17,233           43,790
   Deferred taxes                                 21            25,422            29,247           25,422           29,247
   Accrued severance pay, net                     13                87               145               87              145
                                                               -------           -------          -------          -------
                                                                78,990           124,907           78,990          124,907
                                                               -------           -------          -------          -------
Commitments and Contingent Liabilities            14

Shareholders' Equity
   Share capital                                  15                 1                 1                1                1
   Premium                                                      43,352            43,352           43,352           43,352
   Retained earnings                                            55,834            38,572           55,834           38,572
                                                               -------           -------          -------          -------
                                                                99,187            81,925           99,187           81,925
                                                               -------           -------          -------          -------
                                                               386,128           391,687          372,843          344,239
                                                               =======           =======          =======          =======

(*)      Reclassified.
(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

-----------------------          ---------------             ----------------
     E. Amar                        A. Solel                  Y. Yerushalmi
Chief Financial Officer          General Manager             Vice Chairman of
                                                          the Board of Directors

Approval date of the financial statements: February 23, 2005.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                            STATEMENTS OF OPERATIONS
                    (NIS in thousands, except per share data)

                                                          Consolidated                                      Company
                                             ----------------------------------------      ----------------------------------------
                                                     Year ended December 31,                        Year ended December 31,
                                             ----------------------------------------      ----------------------------------------
                                             2 0 0 4        2 0 0 3         2 0 0 2        2 0 0 4        2 0 0 3        2 0 0 2
                                             -------       -----------    -----------      -------     -----------       ----------
                                            Reported        Adjusted        Adjusted       Reported       Adjusted      Adjusted
                                    Note   Amounts (1)     Amounts (2)     Amounts (2)    Amounts (1)   Amounts (2)     Amounts (2)
                                    --       -------       -----------    -----------      -------     -----------       ----------
Net sales                           16       686,094       (*) 640,020    (*) 574,227      482,698         462,654        421,413


Cost of sales                       17       605,738           556,890    (*) 491,712      416,504         391,492       (*)360,879
                                             -------       -----------    -----------      -------     -----------       ----------
   Gross profit                               80,356            83,130         82,515       66,194          71,162           60,534


Selling expenses                    18        46,135            42,892    (*)  40,731       34,606          32,330       (*) 24,997
General and
  administrative expenses           19         7,803       (*)   8,425    (*)  10,212        6,442     (*)   5,945       (*)  4,274
                                             -------       -----------    -----------      -------     -----------       ----------
   Operating profit                           26,418            31,813         31,572       25,146          32,887           31,263

   Financing expenses, net          20        (8,438)      (*)  (2,561)   (*)  (3,852)      (7,643)         (2,713)          (4,387)


Other income (expenses), net                     100       (*)    (215)   (*)    (109)          47     (*)    (120)      (*)    (61)
                                             -------       -----------    -----------      -------     -----------       ----------
   Income before income taxes                 18,080            29,037         27,611       17,550          30,054           26,815

Income taxes                        21           818            10,518         11,534          359          10,275            9,800
                                             -------       -----------    -----------      -------     -----------       ----------
   Income after income taxes                  17,262            18,519         16,077       17,191          19,779           17,015

Equity in net earnings
          (losses) of Subsidiaries                 -                 -              -           71          (1,260)            (938)
                                             -------       -----------    -----------      -------     -----------       ----------
   Net income for the year                    17,262            18,519         16,077       17,262          18,519           16,077
                                             =======       ===========    ===========      =======     ===========       ==========


Earnings per share (in NIS)                   17,262            18,519         16,077       17,262          18,519           16,077
                                             =======       ===========    ===========      =======     ===========       ==========
Number of shares used
   In computation                              1,000            1,000           1,000        1,000             1,000        1,000
                                             =======       ===========    ===========      =======     ===========       ==========

(*)      Reclassified.
(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)



                                                          Share                            Retained
                                                         capital          Premium          earnings           Total
                                                         -------          -------          --------           -----
Balance - January 1, 2002
   (Adjusted Amounts (2))                                     1            43,352            3,976           47,329

Changes during 2002:

    Net income for the year                                   -                 -           16,077           16,077
                                                         -------          -------          --------          ------
Balance - December 31, 2002
   (Adjusted Amounts (2))                                     1            43,352           20,053           63,406

Changes during 2003:

    Net income for the year                                   -                 -           18,519           18,519
                                                         -------          -------          --------          ------
Balance - December 31, 2003
   (Adjusted Amounts (2))                                     1            43,352           38,572           81,925

Changes during 2004:

   Net income for the year                                    -                 -           17,262           17,262
                                                         -------          -------          --------          ------
Balance - December 31, 2004
   (Reported Amounts (1))                                     1            43,352           55,834           99,187
                                                         =======          =======          ========          ======


(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                            STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                        Consolidated                                      Company
                                          ---------------------------------------         ---------------------------------------
                                                  Year ended December 31,                         Year ended December 31,
                                          ---------------------------------------         ---------------------------------------
                                          2 0 0 4         2 0 0 3          2 0 0 2        2 0 0 4         2 0 0 3          2 0 0 2
                                          -------         -------          ------         -------         -------          ------
                                           Reported       Adjusted        Adjusted       Reported        Adjusted         Adjusted
                                         Amounts (1)     Amounts (2)    Amounts (2)     Amounts (1)     Amounts (2)      Amounts (2)
                                          -------         -------          ------         -------         -------          ------
Cash flows - operating activities
Net income for the year                    17,262          18,519          16,077          17,262          18,519          16,077
Adjustments to reconcile net
   income to net cash provided
   by operating activities
   (Appendix A)                            20,295          37,698          31,659          30,855          29,887          26,772
                                          -------         -------          ------         -------         -------          ------
Net cash provided by
   operating activities                    37,557          56,217          47,736          48,117          48,406          42,849
                                          -------         -------          ------         -------         -------          ------

Cash flows - investing activities
Acquisition of fixed assets               (16,235)         (9,339)        (16,305)        (16,235)         (9,339)        (16,086)
Proceeds from sale of fixed assets            197             635             800              93             244             357
                                          -------         -------          ------         -------         -------          ------
Net cash used in investing
   activities                             (16,038)         (8,704)        (15,505)        (16,142)         (9,095)        (15,729)
                                          -------         -------          ------         -------         -------          ------

Cash flows - financing activities
Short-term bank credit, net                     -             (18)         (4,147)              -               -               -
Repayment of long-term loans              (15,265)        (21,116)         (7,266)        (15,265)        (21,116)         (7,266)
Repayment of long-term capital
   notes to shareholders                  (27,128)        (43,790)              -         (27,128)        (43,790)              -
                                          -------         -------          ------         -------         -------          ------
Net cash used in
   financing activities                   (42,393)        (64,924)        (11,413)        (42,393)        (64,906)         (7,266)
                                          -------         -------          ------         -------         -------          ------

Increase (decrease) in
   cash and cash equivalents              (20,874)        (17,411)         20,818         (10,418)        (25,595)         19,854
Cash and cash equivalents -
   beginning of year                       31,678          49,089          28,271          20,034          45,629          25,775
                                          -------         -------          ------         -------         -------          ------
Cash and cash equivalents -
   end of year                             10,804          31,678          49,089           9,616          20,034          45,629
                                          =======         =======          ======         =======         =======          ======


(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                     APPENDICES TO STATEMENTS OF CASH FLOWS
                               (NIS in thousands)


                                                          Consolidated                                 Company
                                                 ---------------------------------        ----------------------------------
                                                    Year ended December 31,                  Year ended December 31,
                                                 ---------------------------------        ----------------------------------
                                                2 0 0 4      2 0 0 3       2 0 0 2      2 0 0 4       2 0 0 3        2 0 0 2
                                                 ------     ---------       ------        ------        ------        ------
                                                Reported    Adjusted      Adjusted      Reported       Adjusted      Adjusted
                                               Amounts (1) Amounts (2)   Amounts (2)   Amounts (1)    Amounts (2)   Amounts (2)
                                                 ------     ---------       ------        ------        ------        ------
A.   Adjustments  to  reconcile  net
     income to net cash  provided  by
     operating activities

     Income and expenses items
     not involving cash flows:
     Equity in net losses (earnings) of
        subsidiaries                                  -             -            -           (71)        1,260           938
     Depreciation and amortization                9,118         8,626        8,077         7,885         7,252         6,484
     Deferred taxes, net                            823        10,438       11,483           359        10,275         9,893
     Increase (decrease) in liability for
        severance pay, net                          (58)           14            5           (58)           49            19
     Capital loss (gain)
        from sale of fixed assets                  (100)          215           84           (47)          118            37
     Effect of exchange rate and linkage
        differences of long-term bank
        loans and long-term loan to
        subsidiary                                 (195)        1,460         (134)         (195)        1,307          (120)
     Effect of exchange rate
        differences of long-term
        capital notes to shareholders               571             -            -           571             -             -

     Changes in assets and liabilities:
     Decrease (increase)
        in trade receivables                    (10,067)        7,247         (696)            -         2,811        (2,455)
     Decrease (increase)
        in other receivables                       (932)          752        9,025           574          (328)        7,983
     Decrease (increase)
        in inventories                           (1,160)       (9,533)      13,010         2,349         1,945         5,744
     Increase (decrease) in trade
        payables                                   (220)       27,447        6,043         9,721         8,626         1,716
     Increase (decrease) in
        American Israeli Paper Mills
        Group, net                               16,247     (*)(1,612)  (*)(19,014)      (39,448)   (*)(63,995)   (*)(41,447)
     Increase in Subsidiaries                         -             -            -        48,966        61,486        33,473
     Increase (decrease) in other
        Payables and accrued expenses             6,268     (*)(7,356)  (*)  3,776           249    (*)   (919)   (*)  4,507
                                                 ------     ---------       ------        ------        ------        ------
                                                 20,295        37,698       31,659        30,855        29,887        26,772
                                                 ======     =========       ======        ======        ======        ======

B.   Non-cash activities Acquisition of fixed
        assets on credit                            784             -            -           784             -             -
                                                 ======     =========       ======        ======        ======        ======


(*)      Reclassified.

(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   Description of Business

          Mondi Business Paper Hadera Ltd. ("the Company") was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

          Within the framework of a comprehensive decision of Neusiedler AG ("NAG" or the "Parent Company"), wholly-owned by the Mondi Group, the Company and one of its Subsidiaries changed their names in November 2004 to Mondi Business Paper Hadera Ltd. and Mondi Business Paper Hadera Marketing Ltd. in replacement of Neusiedler Hadera Paper Ltd. and Neusiedler Hadera Paper Marketing (1999) Ltd., respectively.

          In the framework of a change in the organizational structure of the Group, effective January 1, 2003, all marketing and selling activities of the Group, which until such date were performed by four Subsidiaries, were centralized to one Subsidiary with three logistic sites.

          The Company is presently owned by NAG (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

     B.   Definitions:


          The Company                 -    Mondi Business Paper Hadera Ltd.

          The Group                   -    the  Company and its  Subsidiaries,  a list of which is
                                           provided in Note 7C.

          Subsidiaries                -    companies  in  which  the  Company  exercises  over 50%
                                           ownership  and  control,  directly or  indirectly,  and
                                           whose  financial   statements  are  fully  consolidated
                                           with those of the Company.

          Related Parties             -    as  defined  by  Opinion  No.  29 of the  Institute  of
                                           Certified Public Accountants in Israel.

          Interested Parties          -    as  defined  in  the  Israeli  Securities   Regulations
                                           (Presentation of Financial Statements), 1993.

          Controlling Shareholder     -    as  defined  in  the  Israeli  Securities   Regulations
                                           (Presentation  of  Transactions  between a  Corporation
                                           and  its  Controlling   Shareholder  in  the  Financial
                                           Statements), 1996.

          NIS                         -    New Israeli Shekel.

          CPI                         -    the Israeli consumer price index.

          Dollar                      -    the U.S. dollar.

          Euro                        -    the United European currency.

          Adjusted Amount             -    see Note 2A(1) below.

          Reported Amount             -    see Note 2A(1) below.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     C.   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the cessation of financial statement adjustment as described in paragraph A below.

          A.   Cessation  of  Financial  Statement   Adjustment  and  Change  to
               Reporting in Reported Amounts - Standard No. 12

               (1)  Definitions

                    Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                    Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

               (2)  General

                    In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts.

                    Comparative figures included in these financial statements relating to December 31, 2003 and for each of the two years then ended, are presented in Adjusted Amounts.

                    The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                    The Company's condensed financial statements in nominal values, on the basis of which the Company's financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     A. Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

          (3) Principles of Adjustment applicable for financial statements relating to reporting periods ended through December, 31 2003

               a.   Balance Sheet Items

                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) have been adjusted in accordance with the changes in the exchange rate of the U.S. dollar from the date of acquisition/establishment through December 31, 2003.

                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented in the December 31, 2003 balance sheet at their nominal value as of that date.

                    Investments in Subsidiaries were presented based on the dollar adjusted financial statements of these companies.

               b.   Statement of Operations Items

                    Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction through December 31, 2003.

                    Income and expenses deriving from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were presented in a manner corresponding to the adjustment of the related balance sheet items.

                    Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

                    The Company's share in the results of Subsidiaries is determined based on the dollar adjusted financial statements of these companies.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     A. Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

          (4) Principles of Adjustment applicable for financial statements relating to reporting periods ended through December, 31 2004

          a.   Balance Sheet Items

               Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

               Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

               Investments in Subsidiaries are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

          b.   Statement of Operations Items

               Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

               Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

               The Company's share in the results of Subsidiaries is determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     B.   Principles of Consolidation

          The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

          The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

          For amortization policy of an allocated goodwill associated with the acquisition of a Subsidiary, see H below.


     C.   Cash and Cash Equivalents

          Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.


     D.   Allowance for Doubtful Accounts

          The  allowance  for  doubtful  accounts is  computed  on the  specific
          identification   basis   for   accounts   whose   collectibility,   on
          management's estimation, is uncertain.


     E.   Inventories

          Inventories  are stated at the lower of cost or market value.  Cost is
          determined  for  raw  materials,   auxiliary  materials  and  finished
          products on the basis of weighted moving average cost per unit.

     F.   Investments in Subsidiaries

          Investments in Subsidiaries are presented using the equity method based on their audited financial statements. For amortization of an excess cost of an investment in a Subsidiary over its net book value at the acquisition date, see H below.


     G.   Fixed Assets

          Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

          The annual depreciation and amortization rates are: %

               Leasehold improvements                         10
               Machinery and equipment                       5-20 (mainly 5%)
               Motor vehicles                               15-20
               Office furniture and equipment                7-33

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     G.   Fixed Assets (cont.)

          Impairment of Long-Lived Assets

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board's Standard No. 15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment loss is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.


     H.   Other Assets - Goodwill

          The unallocated excess cost of an investment in a Subsidiary over its net book value at the acquisition date reflects goodwill. The goodwill is amortized over the expected estimated economic life of the goodwill (10 years) by the straight-line method. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in G above.

          In March 2004, the Israeli Accounting Standards Board issued Standard No. 20 "The amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.


     I.   Supplier Discounts

          Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     J.   Deferred Income Taxes

          The Group records deferred taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary difference as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

          The computation of deferred taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future.


     K.   Revenue Recognition

          Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.


     L.   Forward Transactions

          The gain or loss of currency forward transactions designated to hedge long-term loans from banks against currency fluctuations, are included in operations as incurred.


     M.   Earnings Per Share

          Earnings per share are computed based on the weighted average number of paid up capital shares during the year.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     N.   Exchange Rates and Linkage Basis

          (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

          (2) Following are the changes in the representative exchange rate of the U.S. dollar and the Euro vis-a-vis the NIS and in the Israeli
               CPI:


                                             Representative
                                              exchange rate           CPI
                                              of the Dollar      "in respect of"
                As of:                        (NIS per $1)         (in points)
                                              ------------         -----------
                December 31, 2004                  4.308            180.74
                December 31, 2003                  4.379            178.58
                December 31, 2002                  4.737            182.02

                Increase (decrease)
                during the year ended:               %                  %
                                                     -                  -
                December 31, 2004                  (1.6)               1.2
                December 31, 2003                  (7.6)              (1.9)
                December 31, 2002                   7.3                6.5

               (3) Exchange-rate differences are charged to operations as incurred.


     O.   Reclassification

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2004 presentation.


     P.   Recent Accounting Standards - Income Taxes

          In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The Company estimates that the implementation of the new Standard is not expected to have an effect on the Group's financial position, results of operations and cash flows.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                                        Consolidated                         Company
                                                                  ------------------------            ----------------------
                                                                                         December 31,
                                                                  ----------------------------------------------------------
                                                                 2 0 0 4           2 0 0 3           2 0 0 4          2 0 0 3
                                                                  ------            ------            -----           ------
                                                                Reported          Adjusted          Reported         Adjusted
                                                                 Amounts           Amounts           Amounts          Amounts
                                                                  ------            ------            -----           ------
                                                                      NIS in thousands                   NIS in thousands
              In NIS                                              10,215             7,186            9,616            7,138
              In foreign currencies (primarily the
                U.S. dollar)                                         589            24,492                -           12,896
                                                                  ------            ------            -----           ------
                                                                  10,804            31,678            9,616           20,034
                                                                  ======            ======            =====           ======


NOTE 4 - TRADE RECEIVABLES

                                                                     Consolidated
                                                             ----------------------------
                                                                     December 31,
                                                             ----------------------------
                                                             2 0 0 4              2 0 0 3
                                                             -------              -------
                                                            Reported              Adjusted
                                                             Amounts              Amounts
                                                             -------              -------
             Composition:                                         NIS in thousands
              Domestic
                Open accounts                                107,693               96,469
                Checks receivable                             29,943               35,952
                                                             -------              -------
                                                             137,636              132,421
                                                             -------              -------
              Foreign
                Open accounts                                    749                    -
                Related parties                               21,872               18,957
                                                             -------              -------
                                                              22,621               18,957
                                                             -------              -------
             Less - allowance for doubtful  accounts           2,442                3,630
                                                             -------              -------
                                                             157,815              147,748
                                                             =======              =======


NOTE 5 - OTHER RECEIVABLES

                                                                        Consolidated                        Company
                                                                   -----------------------            ----------------------
                                                                                        December 31,
                                                                   ---------------------------------------------------------
                                                                  2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                                   -----            ------            -----           ------
                                                                 Reported         Adjusted          Reported         Adjusted
                                                                  Amounts          Amounts           Amounts          Amounts
                                                                   -----            ------            -----           ------
              Composition:                                            NIS in thousands                   NIS in thousands
              Deferred taxes (Note 21D)                            3,952             8,600            2,928            7,112
              Prepaid expenses                                       842               990              620              329
              Advances to suppliers                                1,133               736              737              569
              Value added taxe                                         -                 -            3,636            4,922
              Income tax advances, net                               240               201                -                -
              Others                                               1,413               769              779              526
                                                                   -----            ------            -----           ------
                                                                   7,580            11,296            8,700           13,458
                                                                   =====            ======            =====           ======

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 6 - INVENTORIES

                                                                        Consolidated                         Company
                                                                  ------------------------           -----------------------
                                                                                         December 31,
                                                                  ----------------------------------------------------------
                                                                  2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                                  ------            ------           ------           ------
                                                                 Reported          Adjusted         Reported         Adjusted
                                                                  Amounts          Amounts           Amounts          Amounts
                                                                  ------            ------           ------           ------
                                                                       NIS in thousands                 NIS in thousands
              Raw and auxiliary materials                         30,098            31,389           30,098           31,389
              Finished products (1)                               60,293            57,842           30,203           31,261
                                                                  ------            ------           ------           ------
                                                                  90,391            89,231           60,301           62,650
                                                                  ======            ======           ======           ======

              (1)  Includes products in transit                    1,723                 -                -                -
                                                                  ======            ======           ======           ======
              The inventories are net of provision
                   for obsolescence                                1,302             1,347            1,200              971
                                                                  ======            ======           ======           ======




NOTE 7 - INVESTMENTS IN SUBSIDIARIES

                                                                                                            Company
                                                                                                    -----------------------
                                                                                                          December 31,
                                                                                                    -----------------------
                                                                                                   2 0 0 4          2 0 0 3
                                                                                                    ------           ------
                                                                                                   Reported        Adjusted
                                                                                                   Amounts          Amounts
                                                                                                    ------           ------
             A. Composition NIS in thousands
                    Cost of shares                                                                   4,338            4,338
                    Accumulated losses since acquisition, net                                       (2,405)          (2,476)
                                                                                                    ------           ------
                                                                                                     1,933            1,862
                    Long-term loan (*)                                                                   -            2,478
                                                                                                    ------           ------
                                                                                                     1,933            4,340
                                                                                                    ======           ======


          (*) The non-interest bearing loan, denominated in NIS and linked to the Israeli Consumer Price Index, was considered part of the Company's investments in the Subsidiary. The loan was repaid at the end of 2004.


                                                                                                       Consolidated
                                                                                                  ----------------------
                                                                                                       December 31,
                                                                                                  ----------------------
                                                                                                2 0 0 4          2 0 0 3
                                                                                                  -----            -----
                                                                                                Reported         Adjusted
                                                                                                Amounts          Amounts
                                                                                                  -----            -----
             B. Goodwill: NIS in thousands
                    Cost                                                                          6,232            6,232
                    Less - accumulated amortization                                               2,432            1,809
                                                                                                  -----            -----
                                                                                                  3,800            4,423
                                                                                                  =====            =====

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INVESTMENTS IN SUBSIDIARIES (cont.)

     C.   Consolidated Subsidiaries

          The consolidated financial statements as of December 31, 2004, include the financial statements of the following Subsidiaries:

                                                                                                  Ownership and control
                                                                                                   As of December 31,
                                                                                                  ---------------------
                                                                                                        2 0 0 4
                                                                                                  ---------------------
                                                                                                           %
                                                                                                  ---------------------
                     Mondi Business Paper Hadera Marketing Ltd. (see Note 1A)                            100.00
                     Grafinir Paper Marketing Ltd.                                                       100.00
                     Yavnir (1999) Ltd.                                                                  100.00
                     Miterani Paper Marketing 2000 (1998) Ltd.                                           100.00


NOTE 8 - FIXED ASSETS

                                                                                              Office
                                                         Machinery                          furniture
                                           Leasehold        and                Motor            and
                                          improvements   equipment           vehicles        equipment         Total
                                              -----     -----------            -----           -----          -------
Consolidated                                                            NIS in thousands
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                         3,724     (*) 124,390            1,785            2,793         132,692
Changes during 2004:
   Additions                                      -          16,155              811               53          17,019
   Dispositions                                   -            (317)            (311)               -            (628)
                                              -----     -----------            -----            -----         -------
        Balance - December 31, 2004
             (Reported Amounts) (1)           3,724         140,228            2,285            2,846         149,083
                                              -----     -----------            -----            -----         -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                         1,427          21,703            1,215            1,036          25,381
Changes during 2004:
   Additions                                    389           7,329              367              410           8,495
   Dispositions                                   -            (277)            (254)               -            (531)
                                              -----     -----------            -----            -----         -------
Balance - December 31, 2004
   (Reported Amounts)                         1,816          28,755            1,328            1,446          33,345
                                              -----     -----------            -----            -----         -------


Net book value:
December 31, 2004
   (Reported Amounts)                         1,908         111,473              957            1,400         115,738
                                              =====     ===========            =====            =====         =======
December 31, 2003
   (Adjusted Amounts)                         2,297         102,687              570            1,757         107,311
                                              =====     ===========            =====            =====         =======

(*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - FIXED ASSETS (cont.)

                                                                                      Office
                                                 Machinery                           furniture
                                   Leasehold        and                Motor            and
                                  improvements    equipment           vehicles       equipment         Total
                                  ------------    ---------           --------       ---------        ------
Company                                                          NIS in thousands
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                 2,651      (*)123,066               71            1,829         127,617
Changes during 2004:
   Additions                              -          16,155              811               53          17,019
   Dispositions                           -            (317)              (7)               -            (324)
                                  ------------    ---------           --------       ---------        -------
Balance - December 31, 2004
   (Reported Amounts) (1)             2,651         138,904              875            1,882         144,312
                                  ------------    ---------           --------       ---------        -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 1,040          21,033               38              590          22,701
Changes during 2004:
   Additions                            265           7,172              121              327           7,885
   Dispositions                           -            (277)              (1)               -            (278)
                                  ------------    ---------           --------       ---------        -------
Balance - December 31, 2004
   (Reported Amounts)                 1,305          27,928              158              917          30,308
                                  ------------    ---------           --------       ---------        -------


Net book value:
December 31, 2004
   (Reported Amounts)                 1,346         110,976              717              965         114,004
                                  -===========    =========           ========       =========        =======
December 31, 2003
   (Adjusted Amounts)                 1,611         102,033               33            1,239         104,916
                                  -===========    =========           ========       =========        =======

(*)  Reclassified.

(1) Total cost as of December 31, 2004 includes payments on account of fixed asset in the amount of NIS 5,326 thousand.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 9 - TRADE PAYABLES

                                                                      Consolidated                          Company
                                                                ------------------------            -----------------------
                                                                                       December 31,
                                                                -----------------------------------------------------------
                                                                2 0 0 4          2 0 0 3            2 0 0 4          2 0 0 3
                                                                -------          -------            ------           ------
                                                                Reported         Adjusted          Reported         Adjusted
                                                                Amounts          Amounts            Amounts         Amounts
                                                                -------          -------            ------           ------
                                                                    NIS in thousands                    NIS in thousands

               In Israeli currency                               22,484           19,981            20,561           16,163
              In foreign currency or linked thereto              82,177           84,116            43,341           37,234
                                                                -------          -------            ------           ------
                                                                104,661          104,097            63,902           53,397
                                                                =======          =======            ======           ======


NOTE 10 -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                      Consolidated                         Company
                                                                 -----------------------            -----------------------
                                                                                        December 31,
                                                                 ----------------------------------------------------------
                                                                2 0 0 4         2 0 0 3             2 0 0 4       2 0 0 3
                                                                 ------        ---------            ------        ---------
                                                                Reported       Adjusted           Reported         Adjusted
                                                                Amounts         Amounts            Amounts         Amounts
                                                                 ------        ---------            ------        ---------
                                                                    NIS in thousands                    NIS in thousands
              Accrued payroll
                  and related expenses                           11,703        (*)11,900            11,703        (*)11,900
              Value Added Tax                                     3,366              368                 -                -
              Advances from customers                               862              258                 -                -
              NAG - Parent Company                                2,252              552                 -              552
              Interest payable                                    2,900            2,882             2,900            2,882
              Forward transaction                                 1,322                -             1,322                -
              Other                                                 727        (*)   904               555        (*)   897
                                                                 ------        ---------            ------        ---------
                                                                 23,132        (*)16,864            16,480        (*)16,231
                                                                 ======        =========            ======        =========

(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - LONG-TERM BANK LOANS

                                                                                                          Consolidated
                                                                                                          and Company
                                                                                 Interest             ---------------------
                                                                                  rate                   December 31,
                                                                                 --------             ---------------------
                                                                                 % (*)              2 0 0 4        2 0 0 3
                                                                                                      ------         ------
                                                                                                     Reported       Adjusted
                                                                                                      Amounts        Amounts
                                                                                                      ------         ------
                A.Composition                                                                           NIS in thousands

                     In U.S. dollar (**)                                           3.06               31,946         44,755
                     In Israeli CPI                                                6.55               19,427         22,078
                                                                                                      ------         ------
                                                                                                      51,373         66,833
                     Less - current maturities                                                        15,125         15,108
                                                                                                      ------         ------
                                                                                                      36,248         51,725
                                                                                                      ======         ======

(*)  Annual average interest rate as of December 31, 2004.

(**) As of December 31, 2004, NIS 25,484 thousand bear interest based on Libor plus + 0.5%-0.6%.

                                                                                            Consolidated
                                                                                            and Company
                                                                                            -----------
                                                                                            December 31,
                                                                                            ------------
                                                                                              2 0 0 4
                                                                                              -------
                                                                                              Reported
                                                                                              Amounts
                                                                                              -------
              B. Maturities                                                              NIS in thousands

                    Second year - 2006                                                         15,327
                    Third year - 2007                                                          11,235
                    Fourth year - 2008                                                          3,688
                    Fifth year - 2009                                                           5,998
                    Sixth year - 2010 and thereafter                                                -
                                                                                              -------
                                                                                               36,248
                                                                                              =======

     C. According to the loan agreements with the banks, the Company is to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity including capital notes to shareholders to total assets to be no less than 30%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part. As of December 31, 2004, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 30.15%.


     D.   As to a "negative pledge  agreement"  signed by the Company,  see Note
          14B.


     E. In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 87,580 thousand. Under the terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group has not utilized any of the credit facility.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 12 -  CAPITAL NOTES TO SHAREHOLDERS

          The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes. As of December 31, 2004, the Company has not yet determined the future repayment dates.

          During 2004, the Company repaid the shareholders an aggregate of NIS 27,128 thousand ($ 6,000 thousand) in respect of capital notes.


NOTE 13 - ACCRUED SEVERANCE PAY, NET

          Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2004 reflects the severance pay liability in respect of temporary employees.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   Commitments

          (1)  The Group is obligated to pay license fees to a shareholder - see
               Note 22B.

          (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2004 are as follows:

                                                 Consolidated        Company
                                                 ------------        -------
                                                        Reported amounts
                                                        ----------------
                                                        NIS in thousands
                                                        ----------------

                           2005                       4,599             3,446
                           2006                       4,599             3,446
                           2007                       4,599             3,446
                           2008                       4,453             3,446
                                                     ------            ------
                                                     18,250            13,784
                                                     ======            ======

     B.   Liens

          To secure long-term bank loans and short-term bank credit (the balance of which as of December, 31 2004 is NIS 51,373 thousand), the Company entered into a "negative pledge" agreement under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

     C.   Guarantees

          The Company from time to time and in the framework of its ongoing operations provides guarantees, the amount of which as of December, 31 2004 was NIS 4,058 thousand.


NOTE 15 - SHARE CAPITAL

     A. As of December 31, 2004 and 2003, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

     B. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. See also Note 1A.

NOTE 16 - NET SALES

                                                        Consolidated                                     Company
                                            --------------------------------------        -------------------------------------
                                                   Year ended December 31,                       Year ended December 31,
                                            -------     -----------    -----------        -------        -------        -------
                                            2 0 0 4       2 0 0 3        2 0 0 2          2 0 0 4        2 0 0 3        2 0 0 2
                                            -------     -----------    -----------        -------        -------        -------
                                            Reported     Adjusted        Adjusted        Reported        Adjusted       Adjusted
                                            Amounts       Amounts        Amounts          Amounts        Amounts        Amounts
                                            -------     -----------    -----------        -------        -------        -------
                                                     NIS in thousands                               NIS in thousands
Industrial operations                       471,190     (*) 453,807    (*) 422,885        482,698        462,654        421,413
Commercial operations                       214,904         186,213    (*) 151,342              -              -              -
                                            -------     -----------    -----------        -------        -------        -------
                                            686,094     (*) 640,020    (*) 574,227        482,698        462,654        421,413
                                            =======     ===========    ===========        =======        =======        =======

(*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 17 - COST OF SALES

                                                 Consolidated                                     Company
                                      ----------------------------------------       ------------------------------------
                                             Year ended December 31,                      Year ended December 31,
                                      ----------------------------------------       ------------------------------------
                                      2 0 0 4       2 0 0 3           2 0 0 2        2 0 0 4       2 0 0 3       2 0 0 2
                                      -------      ---------        ----------       -------      ---------    ----------
                                      Reported     Adjusted          Adjusted       Reported      Adjusted      Adjusted
                                      Amounts       Amounts           Amounts        Amounts       Amounts       Amounts
                                      -------      ---------        ----------       -------      ---------    ----------
                                               NIS in thousands                               NIS in thousands
Purchases (**)                        188,013        177,176           122,125             -              -             -
Materials consumed                    297,006        271,334           251,070       297,006        271,334       251,070
Salaries and related expenses          32,576         30,482        (*) 27,358        32,576         30,482    (*) 27,358
Subcontracting                          5,066      (*) 4,388        (*)  2,951          5,06      (*) 4,388    (*) 2,951
Energy costs                           45,991         43,166            36,539        45,991         43,166        36,539
Depreciation                            7,896          7,243             6,464         7,897          7,243         6,464
Other manufacturing costs
  and expenses (including rent)        31,124      (*)30,370        (*) 26,230        30,335      (*)29,584    (*) 24,788
                                      -------      ---------        ----------       -------      ---------    ----------
                                      607,672        564,159           472,737       418,871        386,197       349,170
Change in finished goods and
  goods in process                     (1,934)        (7,269)           18,975        (2,367)         5,295        11,709
                                      -------      ---------        ----------       -------      ---------    ----------
                                      605,738        556,890        (*)491,712       416,504        391,492    (*)360,879
                                      =======      =========        ==========       =======      =========    ==========

(*)  Reclassified.

(**) The  purchases  of  the  Group  are  related   principally   to  commercial
     operations.


NOTE 18 - SELLING EXPENSES

                                                 Consolidated                                     Company
                                      ----------------------------------------       ------------------------------------
                                             Year ended December 31,                      Year ended December 31,
                                      ----------------------------------------       ------------------------------------
                                      2 0 0 4       2 0 0 3           2 0 0 2        2 0 0 4       2 0 0 3       2 0 0 2
                                      -------      ---------        ----------       -------      ---------    ----------
                                      Reported     Adjusted          Adjusted       Reported      Adjusted      Adjusted
                                      Amounts       Amounts           Amounts        Amounts       Amounts       Amounts
                                      -------      ---------        ----------       -------      ---------    ----------
                                               NIS in thousands                               NIS in thousands

Salaries and related expenses          17,169        16,913          (*)16,440       17,169          16,913     (*) 10,284
Packaging and shipping to  customers   16,235     (*)14,368          (*)14,460       15,464       (*)13,756     (*) 13,058
Maintenance and rent                    7,973     (*) 7,641          (*) 7,195          313       (*)   429     (*)  1,204
Transportation expenses                 1,256         1,178              1,427        1,137             399            315
Advertising                                 -           180                153            -             180            116
Commissions and license fees
   to a shareholder                     2,912         1,865                176            -               -              -
Depreciation                              552           670                880          523       (*)   653             20
Other                                      38     (*)    77          (*)     -            -       (*)     -     (*)      -
                                      -------      ---------        ----------       ------       ---------    -----------
                                       46,135        42,892          (*)40,731       34,606          32,330     (*) 24,997
                                      =======      =========        ==========       ======       =========    ===========

(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 19 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                        Consolidated                                 Company
                                              ----------------------------------        ------------------------------------
                                                 Year ended December 31,                    Year ended December 31,
                                              ----------------------------------        ------------------------------------
                                             2 0 0 4     2 0 0 3        2 0 0 2        2 0 0 4       2 0 0 3        2 0 0 2
                                              -----     ---------      ---------        -----       ---------      ---------
                                            Reported     Adjusted      Adjusted      Reported      Adjusted       Adjusted
                                             Amounts     Amounts        Amounts       Amounts       Amounts        Amounts
                                              -----     ---------      ---------        -----       ---------      ---------
                                                     NIS in thousands                           NIS in thousands

Salaries and related expenses                 3,811         3,821          3,310        3,811            3,821         2,090
Office maintenance                              187     (*)   232      (*)   696            -       (*)     -      (*)     -
Professional and
   management fees                            2,217         1,594          2,227        1,555           1,152          1,549
Depreciation                                     47     (*)    28      (*)   110           40       (*)    31      (*)     -
Amortization of goodwill                        623     (*)   623      (*)   623            -               -              -
Bad and doubtful debts                         (311)          679          1,475            -               -              -
Other                                         1,229     (*) 1,448      (*) 1,771        1,036       (*)   941      (*)   635
                                              -----     ---------      ---------        -----       ---------      ---------
                                              7,803     (*) 8,425      (*)10,212        6,442       (*) 5,945      (*) 4,274
                                              =====     =========      =========        =====       =========      =========

(*) Reclassified.


NOTE 20 - FINANCING EXPENSES, NET

                                                    Consolidated                                 Company
                                         ----------------------------------          ----------------------------------
                                              Year ended December 31,                     Year ended December 31,
                                         ----------------------------------          ----------------------------------
                                           2 0 0 4  (*)2 0 0 3    (*)2 0 0 2        2 0 0 4    (*)2 0 0 3      (*)2 0 0 2
                                         -----         -----         ------          -----        ------          -----
                                        Reported      Adjusted      Adjusted       Reported      Adjusted       Adjusted
                                        Amounts       Amounts       Amounts         Amounts       Amounts        Amounts
                                         -----         -----         ------          -----        ------          -----
                                                 NIS in thousands                            NIS in thousands
Interest on long-term bank loans         2,573         3,254          4,208          2,573         3,254          4,208
                                         =====         =====         ======          =====        ======          =====
Erosion of monetary assets and
   liabilities, net                      2,070          (783)        (1,210)         1,293        (2,112)          (664)
                                         =====         =====         ======          =====        ======          =====

Forward transaction                      1,322             -              -          1,322             -              -
                                         =====         =====         ======          =====        ======          =====


(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES

     A. The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefits the Company is entitled to under this law is accelerated depreciation rates.

                                                     Consolidated                                 Company
                                         ------------------------------------        -------------------------------------
                                               Year ended December 31,                   Year ended December 31,
                                         ------------------------------------        -------------------------------------
                                         2 0 0 4       2 0 0 3        2 0 0 2        2 0 0 4        2 0 0 3        2 0 0 2
                                         -------       -------        -------        -------        -------        -------
                                        Reported      Adjusted       Adjusted       Reported       Adjusted       Adjusted
                                         Amounts       Amounts        Amounts        Amounts        Amounts        Amounts
                                         -------       -------        -------        -------        -------        -------
B. Composition                                   NIS in thousands                              NIS in thousands
Current taxes                               81              80             51              -              -              -
Taxes in respect of prior years            (86)              -              -              -              -            (93)
Deferred taxes (E. below)                  823          10,438         11,483            359         10,275          9,893
                                           ---          ------         ------            ---         ------          -----
                                           818          10,518         11,534            359         10,275          9,800
                                           ===          ======         ======            ===         ======          =====



 C. Reconciliation of the Statutory Tax Rate to the Effective Tax Rate

                                                        Consolidated                                       Company
                                           --------------------------------------          --------------------------------------
                                                   Year ended December 31,                        Year ended December 31,
                                           --------------------------------------          --------------------------------------
                                           2 0 0 4      (*)2 0 0 3      (*)2 0 0 2        2 0 0 4       (*)2 0 0 3      (*)2 0 0 2
                                           ------          ------          ------          ------          ------          ------
                                          Reported        Adjusted        Adjusted        Reported       Adjusted        Adjusted
                                           Amounts        Amounts         Amounts          Amounts        Amounts         Amounts
                                           ------          ------          ------          ------          ------          ------
                                                     NIS in thousands                                 NIS in thousands

Income before income taxes                 18,080          29,037          27,611          17,550          30,054          26,815
                                           ======          ======          ======          ======          ======          ======

Tax computed by
  statutory tax rate
  (35%-36% - see E. below)                  6,328          10,453           9,940           6,143          10,819           9,653

Tax increments (savings)
  due to:
Non-deductible expenses                       211             226             239               -              33               -
Non-taxable income                            (40)              -             (94)            (21)            (15)            (94)
Reduction in corporate tax rates -
  (E. below)                               (4,397)              -               -          (4,479)              -               -
Differences arising from
  basis of measurement (**)                (1,198)           (161)          1,449          (1,284)           (562)            334
Prior years income taxes                      (86)              -               -               -               -             (93)
                                           ------          ------          ------          ------          ------          ------
                                              818          10,518          11,534             359          10,275           9,800
                                           ======          ======          ======          ======          ======          ======


(*)  Reclassified.
(**) For 2004 - Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; For 2003 and 2002 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index for tax purposes.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (cont.)

 D.  Deferred Taxes

                                                     Consolidated                                      Company
                                       ---------------------------------------         ---------------------------------------
                                                Year ended December 31,                       Year ended December 31,
                                       ---------------------------------------         ---------------------------------------
                                       2 0 0 4         2 0 0 3         2 0 0 2         2 0 0 4         2 0 0 3         2 0 0 2
                                       -------         -------         -------         -------         -------         -------
                                      Reported        Adjusted         Adjusted       Reported        Adjusted        Adjusted
                                       Amounts         Amounts         Amounts         Amounts         Amounts         Amounts
                                       -------         -------         -------         -------         -------         -------
                                                  NIS in thousands                                NIS in thousands
Balance as of beginning of year        (20,647)        (10,209)          1,274         (22,135)        (11,860)         (1,967)
Changes during the year                 (5,220)        (10,438)        (11,483)         (4,838)        (10,275)         (9,893)
Adjustment due to
  change in income tax rates             4,397               -               -           4,479               -               -
                                       -------         -------         -------         -------         -------         -------
  Balance as of end of year            (21,470)        (20,647)        (10,209)        (22,494)        (22,135)        (11,860)
                                       =======         =======         =======         =======         =======         =======

                                                         Consolidated                      Company
                                                   -----------------------         -----------------------
                                                                         December 31,
                                                   -------------------------------------------------------
                                                   2 0 0 4         2 0 0 3         2 0 0 4         2 0 0 3
                                                   -------         -------         -------         -------
                                                   Reported       Adjusted        Reported         Adjusted
                                                   Amounts         Amounts         Amounts         Amounts
                                                   -------         -------         -------         -------
                                                       NIS in thousands                NIS in thousands
Deferred taxes are presented in the
balance sheets as follows:
Long-term liabilities:
   Depreciable fixed assets                        (25,448)        (29,299)        (25,448)        (29,299)
   Accrued severance pay, net                           26              52              26              52
                                                   -------         -------         -------         -------
                                                   (25,422)        (29,247)        (25,422)        (29,247)
                                                   -------         -------         -------         -------
Other receivables and prepayments (Note 5):
   Inventories                                           -             544               -             364
   Allowance for doubtful accounts                     831           1,308               -               -
   Vacation and recreation pay                       1,564           1,518           1,564           1,518
   Carry forward tax losses                          1,557           5,230           1,364           5,230
                                                   -------         -------         -------         -------
                                                     3,952           8,600           2,928           7,112
                                                   -------         -------         -------         -------
                                                   (21,470)        (20,647)        (22,494)        (22,135)
                                                   =======         =======         =======         =======


     For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily
     - 30%.

     For 2003 - Deferred taxes were computed at 36%.

E.   Reduction of Corporate Tax Rates

     In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%,
     2007-30%).

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (cont.)

F. Carryforward tax losses of the Group and the Company are NIS 4,362 thousand and NIS 4,010 thousand as of December 31, 2004, respectively.

G. The Company and its Subsidiaries have tax assessments that are considered final through the 2000 tax year.


NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES

A.    Balances with Related Parties and Subsidiaries

                                                                          Consolidated                    Company
                                                                       ---------------------        ----------------------
                                                                                          December 31,
                                                                       ---------------------------------------------------
                                                                       2 0 0 4      2 0 0 3         2 0 0 4      2 0 0 3
                                                                       ------      ---------        -------     ----------
                                                                      Reported     Adjusted        Reported       Adjusted
                                                                       Amounts      Amounts         Amounts       Amounts
                                                                       ------      ---------        -------     ----------
                                                                          NIS in thousands             NIS in thousands
      Trade receivables - AIPM                                              -              -        178,289     (*)138,841
                                                                       ======      =========        =======     ==========
      Trade receivables - related parties                              21,872         18,957              -              -
                                                                       ======      =========        =======     ==========
      Long-term loan to Subsidiary                                          -              -              -          2,478
                                                                       ======      =========        =======     ==========
      Trade payables - AIPM                                            65,033      (*)48,786              -              -
                                                                       ======      =========        =======     ==========
      Trade payables - related parties                                  9,009      (*) 9,536        103,671     (*) 54,094
                                                                       ======      =========        =======     ==========
      Other payables and accrued expenses - AIPM                        2,478      (*) 2,298          2,478     (*)  2,298
                                                                       ======      =========        =======     ==========
      Other payables and accrued expenses - related
           parties                                                      2,252      (*)   552              -     (*)    552
                                                                       ======      =========        =======     ==========
      Capital notes to shareholders                                    17,233         43,790         17,233         43,790
                                                                       ======      =========        =======     ==========


      (*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.   Transactions with Related Parties and Subsidiaries

                                                  Consolidated                               Company
                                        -----------------------------------      ---------------------------------
                                             Year ended December 31,                 Year ended December 31,
                                        -------    ----------    ----------      ------   ----------     ---------
                                        2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4     2 0 0 3       2 0 0 2
                                        -------    ----------    ----------      ------   ----------     ---------
                                       Reported      Adjusted     Adjusted      Reported   Adjusted      Adjusted
                                        Amounts      Amounts      Amounts        Amounts   Amounts        Amounts
                                        -------    ----------    ----------      ------   ----------     ---------
                                                  NIS in thousands                      NIS in thousands
Sales to related parties                165,596       171,131       155,599           -            -             -
                                        =======    ==========    ==========     =======   ==========     =========
Sales to Subsidiaries                         -             -             -     482,698      462,654       421,413
                                        =======    ==========    ==========     =======   ==========     =========
Cost of sales                           106,546    (*) 88,613    (*) 75,716      78,400   (*) 73,024     (*)66,035
                                        =======    ==========    ==========     =======   ==========     =========

Selling expenses, net
  (Participation in selling
  expenses, net)                          9,875    (*) 6,428     (*)      -       1,796   (*) (1,909)    (*)(3,643)
                                        =======    ==========    ==========     =======   ==========     =========
General and administrative expenses       1,837    (*) 1,410     (*)  1,756       1,480   (*)  1,086     (*) 1,432
                                        =======    ==========    ==========     =======   ==========     =========
Financing expenses (income), net          1,939       13,759         (3,722)      2,268          858          (298)
                                        =======    ==========    ==========     =======   ==========     =========


(*)  Reclassified.

(**) The transactions as above are in the ordinary course of business at market prices and customary credit terms.


C. (1) The Company leases its premises from AIPM and render services (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

     (2)  The Group is obligated to pay commissions and license fees to NAG.


NOTE 23 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

     A.   Credit Risk

          The revenues of the Group's are derive from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

          Cash and cash equivalents (including amounts in foreign currency) are deposited with major commercial banks in Israel.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 23 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS (cont.)

     B.   Fair Value of Financial Instruments

          The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables, other current assets and long-term loans given. Non-derivative liabilities include trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

          The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

          The terms of the Capital Notes to shareholders do not include determined payment dates. Therefore, fair value based on present values cannot be established and accordingly is not disclosed in the financial statements.

          The Group maintains enters from time to time, into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES

               A.  Balance Sheets

                                                                                             Company
                                                                                     -----------------------
                                                                                           December 31,
                                                                                     -----------------------
                                                                                     2 0 0 4       2 0 0 3
                                                                                     -------     -----------
                                                                                         NIS in thousands
                   Current Assets
                     Cash and cash equivalents                                         9,616          20,034
                     American Israeli Paper Mills Group, net                         178,289     (*) 138,841
                     Other receivables                                                 5,772           6,328
                     Inventories                                                      60,301          63,651
                                                                                     -------     -----------
                                                                                     253,978         228,854
                                                                                     -------     -----------
                   Long-Term Investments
                   Investments in Subsidiaries
                                                                                         648     (*)   2,854
                                                                                     =======     ===========
                   Fixed Assets, net                                                 111,066         101,815
                                                                                     -------     -----------
                                                                                     365,692         333,523
                                                                                     =======     ===========

                   Current Liabilities
                     Current maturities of long-term bank loans                       15,125          15,108
                     Trade payables                                                   63,902          53,397
                     Subsidiaries                                                     99,159          52,671
                     Other payables and accrued expenses                              16,480     (*)  16,231
                                                                                     -------     -----------
                                                                                     194,666         137,407
                                                                                     -------     -----------

                   Long term liabilities
                   Long term-bank loans                                               36,248          51,725
                   Capital notes to shareholders                                      17,233          43,790
                   Accrued severance pay, net                                             87             145
                                                                                     -------     -----------
                                                                                      53,568          95,660
                                                                                     -------     -----------
                   Shareholders' Equity                                              117,458         100,456
                                                                                     -------     -----------
                                                                                     365,692         333,523
                                                                                     =======     ===========

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

B.     Statement of Operations

                                                            Year ended December 31,
                                                      ------------------------------------
                                                      2 0 0 4       2 0 0 3       2 0 0 2
                                                      -------      ---------    ----------
                                                               NIS in thousands

Net sales                                             482,698        480,764       452,986

Cost of sales                                         417,831        406,930    (*)380,830
                                                      -------      ---------    ----------

    Gross profit                                       64,867         73,834        72,156

Selling expenses                                       34,598         33,455    (*) 26,929

General and administrative expenses                     6,444      (*) 9,080    (*)  4,629
                                                      -------      ---------    ----------

    Operating profit                                   23,825         31,299        40,598

Financing (expenses) income, net                       (7,143)         3,152       (11,957)

Other income (expenses), net                               48      (*)   (93)   (*)    (10)
                                                      -------      ---------    ----------

    Income before income taxes                         16,730         34,358        28,631

Income taxes                                                -              -             -
                                                      -------      ---------    ----------
    Income after income taxes                          16,730         34,358        28,631

Equity in net earnings (losses) of Subsidiaries           272            (34)         (385)
                                                      -------      ---------    ----------

    Net income for the year                            17,002         34,324        28,246



(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

C.     Statements of Changes in Shareholders' Equity


                                                        Share                        Retained
                                                      Capital         Premium         earnings         Total
                                                      -------          ------          ------         -------
                                                                         NIS in thousands
         Balance - January 1, 2002                          1          41,125          (3,240)         37,886
                                                      -------          ------          ------         -------
         Changes during 2002:
         Net income for the year                            -               -          28,246          28,246
                                                      -------          ------          ------         -------
         Balance - December 31, 2002                        1          41,125          25,006          66,132
                                                      -------          ------          ------         -------
         Changes during 2003:
         Net income for the year                            -               -          34,324          34,324
                                                      -------          ------          ------         -------
         Balance - December 31, 2003                        1          41,125          59,330         100,456
                                                      -------          ------          ------         -------
         Changes during 2004:
         Net income for the year                            -               -          17,002          17,002
                                                      -------          ------          ------         -------
         Balance - December 31, 2004                        1          41,125          76,332         117,458
                                                      =======          ======          ======         =======

                                                                       EXHIBIT 5


                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004



                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

    Report of Independent Registered Public Accounting Firm           1

    Financial Statements:

       Balance Sheets                                                 2

       Statements of Operations                                       3

       Statements of Changes in Shareholders' Equity                  4

       Statements of Cash Flows                                     5-6

       Notes to the Financial Statements                           7-31

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla-Kimberly Ltd. ("the Company") as of December 31, 2004 and 2003, and the consolidated balance sheets as of those dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and 2003, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2A, the financial statements as of dates and for reporting period commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements as of dates prior to January 1, 2004 and for reporting periods ended through December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, March 7, 2005

                               HOGLA-KIMBERLY LTD.
                                 BALANCE SHEETS
                               (NIS in thousands)

                                                                           Consolidated                        Company
                                                                       ----------------------           -----------------------
                                                                            December 31,                      December 31,
                                                                       ----------------------           -----------------------
                                                        Note           2 0 0 4        2 0 0 3           2 0 0 4         2 0 0 3
                                                        ----           -------        -------           -------         -------
                                                                      Reported      Adjusted           Reported        Adjusted
                                                                     Amounts (1)   Amounts (3)        Amounts (1)     Amounts (3)
                                                                       -------        -------           -------         -------
Current Assets
   Cash and cash equivalents                              3            117,364         37,340           109,717          31,645
   Current maturities of long-term bank deposits          7                 -           7,882                 -           7,882
   Trade receivables                                      4            214,389        229,979           113,448          74,668
   Other receivables                                      5             35,725         14,222            13,855           7,879
   Inventories                                            6            142,551         92,664            71,185          58,539
                                                                       -------        -------           -------         -------
                                                                       510,029        382,087           308,205         180,613
                                                                       -------        -------           -------         -------
Long-Term Investments
   Long-term bank deposits                                7             68,928         70,064                 -               -
   Capital note of shareholder                            8             32,770         32,770            32,770          32,770
   Investments in Subsidiaries                            9                 -               -           176,400         196,037
                                                                       -------        -------           -------         -------
                                                                       101,698        102,834           209,170         228,807
                                                                       -------        -------           -------         -------
Fixed Assets                                             10
   Cost                                                                507,175        479,744           406,271         380,774
   Less - accumulated depreciation                                     222,256        210,176           174,306         164,163
                                                                       -------        -------           -------         -------
                                                                       284,919        269,568           231,965         216,611
                                                                       -------        -------           -------         -------
Other Assets
   Goodwill                                              9B             25,878         29,073                 -               -
   Deferred taxes                                        22             15,108              -                 -               -
                                                                       -------        -------           -------         -------
                                                                        40,986          29,073                -                -
                                                                       -------        -------           -------         -------
                                                                       937,632        783,562           749,340         626,031
                                                                       =======        =======           =======         =======
Current Liabilities
   Short-term bank credit                                                   -           1,087                 -           1,087
   Current maturities of
      long-term bank loans                               13             68,747         15,147                 -               -
   Trade payables                                        11            219,902        139,555           265,546         174,580
   Other payables and accrued expenses                   12             38,720         37,632            12,249          10,645
                                                                       -------        -------           -------         -------
                                                                       327,369        193,421           277,795         186,312
                                                                       -------        -------           -------         -------
Long-Term Liabilities
   Long-term bank loans                                  13             81,851         96,338                 -               -
   Deferred taxes                                        22             37,388         29,428            35,013          26,738
                                                                       -------        -------           -------         -------
                                                                       119,239        125,766            35,013          26,738
                                                                       -------        -------           -------         -------
Commitments and Contingent Liabilities                   15
Minority Interest                                                       54,492         51,394                 -               -
                                                                       -------        -------           -------         -------
Shareholders' Equity
   Share capital                                         16             29,038         28,788            29,038          28,788
   Capital reserves                                                    180,414        156,799           180,414         156,799
    Translation adjustments relating to
       foreign held autonomous Subsidiary (2)                          (3,377)              -           (3,377)               -
   Retained earnings                                                   230,457        227,394           230,457         227,394
                                                                       -------        -------           -------         -------
                                                                       436,532        412,981           436,532         412,981
                                                                       -------        -------           -------         -------
                                                                       937,632        783,562           749,340         626,031
                                                                       =======        =======           =======         =======

(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

  --------                -------------            --------         ----------
  T. Davis                Y. Yerushalmi            O. Argov         A. Brenner
Chairman of the        Vice-Chairman of the     Chief Financial  Chief Executive
Board of Directors      Board of Directors         Officer             Officer

Approval date of the financial statements: March 7, 2005.
The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF OPERATIONS
                               (NIS in thousands)

                                                              Consolidated                                   Company
                                               ----------------------------------------     ----------------------------------------
                                                        Year ended December 31,                     Year ended December 31,
                                               ----------------------------------------     ----------------------------------------
                                    Note        2 0 0 4         2 0 0 3        2 0 0 2       2 0 0 4          2 0 0 3       2 0 0 2
                                    ----       ---------       ---------      ---------     ---------        ---------     ---------
                                               Reported        Adjusted        Adjusted      Reported        Adjusted      Adjusted
                                              Amounts (1)     Amounts (2)     Amounts (2)   Amounts (1)     Amounts (2)  Amounts (2)
                                               ---------       ---------      ---------     ---------        ---------     ---------
Net sales                            17          995,569        868,671        766,549        479,320         377,117       285,442

Cost of sales                        18          719,982        621,014        554,763        393,903         322,558       233,096
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Gross profit                                 275,587        247,657        211,786         85,417          54,559        52,346

Selling expenses                     19          193,701        130,670        123,955         15,286           7,538         5,373

General and
   administrative expenses           20           41,029         39,046         29,941          4,985           4,381         5,368
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Operating profit                              40,857         77,941         57,890         65,146          42,640        41,605

Financing income
   (expenses), net                   21          (1,490)          5,517        (13,425)       (4,536)         (12,268)       (4,622)

Other income, net                                    903            496             78            205             238           714
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Income before income taxes                    40,270         83,954         44,543         60,815          30,610        37,697

Income taxes                         22           10,244         20,566         19,232         17,627          11,775        16,076
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Income after income

      taxes                                       30,026         63,388         25,311         43,188          18,835        21,621

Equity in net earnings (losses)
   of Subsidiaries                                    -               -              -       (16,260)          37,418         1,091

Minority interest in
   earnings of Subsidiary                        (3,098)         (7,135)        (2,599)             -                -            -
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Net income for the year                       26,928         56,253         22,712         26,928          56,253        22,712
                                               =========       =========      =========     =========        =========     =========


Earnings per share (in NIS) (*)                     3.16           6.61           2.67           3.16            6.61          2.67
                                               =========       =========      =========     =========        =========     =========
Number of shares used in
   computation (*)                             8,513,473       8,513,473      8,513,473     8,513,473        8,513,473     8,513,473
                                               =========       =========      =========     =========        =========     =========


(1)  See Note 2A(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

(*)  Retroactively adjusted for the effect of bonus share distribution.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)

                                                                        Translation                      Dividend
                                                                        adjustments                      declared
                                                                        relating to                        after
                                                                        foreign held                      balance
                                            Share         Capital        autonomous       Retained         sheet
                                           capital       reserves        Subsidiary       earnings         date         Total
                                            ------        -------          ------         -------        --------      -------
   Balance - January 1, 2002
     (Adjusted Amounts (3))                 28,788        156,799                 -       181,272              -      366,859

Changes during 2002:

   Dividend declared
        after balance-sheet date                                                          (32,843)        32,843             -
   Net income for the year                                                                 22,712                       22,712
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2002              28,788        156,799                                         32,843       389,571

     (Adjusted Amounts (3))                                                       -       171,141

Changes during 2003:

   Dividend paid                                                                                         (32,843)     (32,843)
   Net income for the year                                                                 56,253                       56,253
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2003

     (Adjusted Amounts (3))                 28,788        156,799                 -       227,394               -      412,981

Changes during 2004:

    Distribution of bonus shares               250         23,615                        (23,865)                            -
     Translation adjustments
         relating to foreign held
      autonomous Subsidiary (2)                                            (3,377)                                      (3,377)
   Net income for the year                                                                 26,928                       26,928
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2004
    (Reported Amounts (1))                  29,038        180,414          (3,377)        230,457               -      436,532
                                            ------        -------          --------       -------        --------      -------

(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                                Consolidated                               Company
                                                      ---------------------------------      ----------------------------------
                                                           Year ended December 31,                Year ended December 31,
                                                      ---------------------------------      ----------------------------------
                                                      2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4      2 0 0 3       2 0 0 2
                                                      -------      -------      -------      -------       -------      -------
                                                      Reported     Adjusted     Adjusted     Reported      Adjusted      Adjusted
                                                     Amounts (1)  Amounts (3)  Amounts (3)  Amounts (1)   Amounts (3)  Amounts (3)
                                                      -------      -------      -------      -------       -------      -------
Cash flows - operating activities
Net income                                              26,928      56,253       22,712        26,928       56,253       22,712
Adjustments to reconcile net
  income to net cash provided by
  operating activities
  (Appendix A)                                          30,683       4,190       14,324        60,934        7,188       80,535
                                                      --------     -------      -------      --------      -------      -------
   Net cash provided by
     operating activities                               57,611      60,443       37,036        87,862       63,441      103,247
                                                      --------     -------      -------      --------      -------      -------

Cash flows - investing activities

Withdrawal of short-term bank deposit                        -           -       57,069             -            -            -
Withdrawal of long-term bank deposits                    8,138       9,195        8,759        8,138        9,195         8,759
Acquisition of fixed assets                           (25,191)     (26,953)     (76,523)     (17,490)      (20,351)     (66,375)
Proceeds from sale of fixed assets                       1,827       1,092          456           649          284          161
                                                      --------     -------      -------      --------      -------      -------
   Net cash used in investing activities              (15,226)     (16,666)     (10,239)      (8,703)      (10,872)     (57,455)
                                                      --------     -------      -------      --------      -------      -------

Cash flows - financing activities
Dividend paid                                                -     (32,843)     (43,790)            -      (32,843)     (43,790)
Long-term loans received                                57,672      28,949       11,386             -            -            -
Repayment of long-term loans                          (15,162)     (24,960)           -             -            -            -
Short-term bank credit                                 (1,087)       1,087            -       (1,087)        1,087            -
                                                      --------     -------      -------      --------      -------      -------
   Net cash provided by
     (used in) financing activities                     41,423     (27,767)     (32,404)      (1,087)      (31,756)     (43,790)
                                                      --------     -------      -------      --------      -------      -------

Translation adjustments of cash
  and cash equivalents of foreign
  held autonomous Subsidiary (2)                       (3,784)          -            -              -            -            -
                                                      --------     -------      -------      --------      -------      -------
Increase (decrease) in cash and

   cash equivalents                                     80,024      16,010       (5,607)       78,072       20,813        2,002
Cash and cash equivalents -
   beginning of year                                    37,340      21,330       26,937        31,645       10,832        8,830
                                                      --------     -------      -------      --------      -------      -------
Cash and cash equivalents -
   end of year                                         117,364      37,340       21,330       109,717       31,645       10,832
                                                      ========     =======      =======      ========      =======      =======


(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                     APPENDICES TO STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                         Consolidated                                Company
                                             ----------------------------------        ----------------------------------
                                                   Year ended December 31,                  Year ended December 31,
                                             ----------------------------------        ----------------------------------
                                             2 0 0 4      2 0 0 3      2 0 0 2       2 0 0 4       2 0 0 3        2 0 0 2
                                             ------         -----        ------        ------         -----        ------
                                            Reported      Adjusted     Adjusted      Reported      Adjusted      Adjusted
                                           Amounts (1)   Amounts (2)  Amounts (2)   Amounts (1)   Amounts (2)    Amounts (2)
                                             ------         -----        ------        ------         -----        ------
A.   Adjustments to reconcile
     net income to net cash provided
     by operating activities

     Income and expenses items
       not involving cash flows:

            Minority interest in
              earnings of
          Subsidiary                          3,098         7,135         2,599             -             -             -
        Equity in net losses
          (earnings) of
          Subsidiaries                            -             -             -        16,260       (37,418)       (1,091)
        Depreciation and
        amortization                         23,468        25,213        22,086        14,702        14,789        12,093
        Deferred taxes, net                  (5,011)        8,251         1,072         8,512        10,417         1,046
        Loss (gain) from sale of fixed
          assets                             (1,162)         (482)           81          (205)         (208)          (29)
        Effect of exchange rate
          differences, net                   (1,901)       (2,266)        2,202          (258)       (2,476)        2,202

Changes in assets and liabilities:

    Decrease (increase) in trade
     receivables                             15,763       (47,933)      (14,411)        1,799        (4,930)         (455)
   Decrease (increase) in other
     receivables                            (20,938)       (2,115)        4,860        (6,211)       (1,431        (1,395)
   Increase in inventories                  (46,919)       (6,237)      (16,362)      (12,646)      (16,247)      (10,406)
   Increase in trade payables                49,624        27,544        18,343         8,392        13,628        15,495
   Net change in balances with
      related parties                        13,591       (10,050)        7,731        28,985        42,067        71,830
   Increase (decrease) in other
      payables and accrued expenses           1,070         5,130       (13,877)        1,604       (11,003)       (8,755)
                                             ------        ------        ------         -----        ------        ------
                                             30,683         4,190        14,324        60,934         7,188        80,535
                                             ------        ------        ------         -----        ------        ------

B. Non-cash activities

   Acquisition of fixed assets on credit     18,470         8,661        13,707        11,619         8,460        13,707



(1)  See Note 2A(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1      -  GENERAL

A.   Description

     Hogla Kimberly Ltd. ("the Company") and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company's results of operations are affected by transactions with shareholders and affiliated companies (see Note 23).

     The Company is presently owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).


B.   Definitions:

     The  Company -        Hogla-Kimberly Ltd.

     The  Group -          the Company and its Subsidiaries, a list of which is
                           provided in Note 9D.

     Subsidiaries -        companies in which the Company exercises over 50%
                           ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.



     Related Parties -     as defined by Opinion No. 29 of the Institute of
                           Certified Public Accountants in Israel.

     Interested Parties -  as defined by the Israeli Securities Regulations
                           (Presentation of Financial Statements), 1993.

     Controlling Shareholder as defined by the Israeli Securities Regulations
                             (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

                  NIS      - New Israeli Shekel.

                  CPI      - the Israeli consumer price index.

                  Dollar   - the U.S. dollar.

                  Adjusted Amount - see Note 2A(1) below.

                  Reported Amount - see Note 2A(1) below.

C.       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

D. The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES

         The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the cessation of financial statement adjustment as described in paragraph A below and Translation of Foreign Operations as described in paragraph B below.

         A. Cessation of Financial Statements Adjustment and Change to Reporting in Reported Amounts - Standard No. 12

                  (1)      Definitions

                           Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                           Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                  (2)      General

                           In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts.

                           Comparative figures included in these financial statements relating to December 31, 2003 and for each of the two years then ended, are presented in Adjusted Amounts.

                           The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                           The Company's condensed financial information in nominal values, on the basis of which the Company's financial statements in Reported Amounts and Adjusted Amounts were prepared, are presented in Note 25.

                  (3)      Basis of presentation

                           a.       Balance Sheet Items

                                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

         A. Cessation of Financial Statements Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

                  (3)      Basis of presentation (cont.)

                           a.       Balance Sheet Items (cont.)

                                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                                    Investments in Subsidiaries and minority interest are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                           b.       Statement of Operations Items

                                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                                    Income and expenses deriving from
                                    non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                                    The Company's share and minority interest in the results of Subsidiaries are determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                  (4)      Principles of Adjustment through December 31, 2003

                           a.       Balance Sheet Items

                                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) have been adjusted in accordance with the changes in the exchange rate of the U.S. dollar from the date of acquisition/establishment through December
                                    31, 2003.

                                    Investments in Subsidiaries and minority interest were determined based on the dollar adjusted financial statements of these companies.

                                    Monetary items (items whose balance sheet amounts represent current or realization value at the balance sheet date) are presented in the December 31, 2003 balance sheet at their nominal value as of that date.

                           b.       Statement of Operations Items

                                    Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction to the balance sheet date.

                                    Income and expenses arising from
                                    non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were adjusted in a manner corresponding to the adjustment of the related balance sheet items.

                  (4)      Principles of Adjustment through December 31, 2003
                           (cont.)

                           b.       Statement of Operations Items (cont.)

                                    Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

                                    The Company's share and the minority
                                    interest in the results of Subsidiaries were determined based on the dollar adjusted financial statements of these companies.

                           c. Adjustment and Translation of Foreign Subsidiaries Financial Statements

                                    The financial statements of Subsidiaries operating abroad, which act as an integral operation of the Group, were prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar on the balance sheet date.

         B. Translation of Foreign Operations' Financial Statements - Standard No. 13

                           (a) In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in A above.

                           (b) A Foreign Entity Classified as a Foreign Held Autonomous Subsidiary

                                    o        Following the implementation of
                                             Standard No. 13, commencing January
                                             2004 goodwill derived from an
                                             investment made in another entity
                                             is to be treated as one of that
                                             entity's assets. Accordingly, the
                                             goodwill associated with the
                                             Group's investment in Ovisan (a
                                             Subsidiary located in Turkey) is
                                             translated to NIS at the closing
                                             rate, rather than at the exchange
                                             rate at the date in which said
                                             investment was made, as was
                                             previously required under the
                                             applicable accounting literature in
                                             effect through December 31, 2003.

                                    o        Monetary and non-monetary assets
                                             and liabilities of the foreign
                                             entity are translated at the
                                             closing rate.

                                    o        Statement of operations items and
                                             cash flow items of the foreign
                                             entity are translated, in general,
                                             by the average exchange rate for
                                             the reporting period, rather than
                                             by the closing rate as was
                                             previously required under the
                                             applicable accounting literature
                                             prior to the date in which Standard
                                             No. 13 came into effect (January 1,
                                             2004).

                                    o        All differences resulting from the
                                             translation of the foreign entity's
                                             financial statements by the method
                                             described above, are included in a
                                             separate component of shareholders'
                                             equity as "Translation adjustments
                                             relating to foreign held autonomous
                                             Subsidiary".

         C.       Principles of Consolidation

                  The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

                  The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

                  The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost reflects goodwill, which is presented in the consolidated balance sheet as "other assets" and amortized by the straight-line method over 15 years due to the unique economic conditions relating to that Subsidiary and the expected economic benefit period from its acquisition. See also I below.

         D.       Cash and Cash Equivalents

                  Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

         E.       Allowance for Doubtful Accounts

                  The allowance for doubtful accounts is generally computed as percentage from the relevant balances, on the basis of historical experience, with the addition of a specific provision in respect of accounts, which on management estimate are doubtful of collection.

         F.       Inventories

                  Inventories are presented at the lower of cost or market value, with cost determined as follows:

                  Finished products  -    Based on actual production cost.
                  Raw, auxiliary
                  materials and      -    Based on moving-average basis.
                      other

         G.       Investments in Subsidiaries

                  Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

         H.       Fixed Assets

                  Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

                  The annual depreciation and amortization rates are:   %

                        Buildings                                       2-4
                        Leasehold improvements                        10-25
                        Machinery and equipment                        5-20
                        Motor vehicles                                15-20
                        Office furniture and equipment                10-33

                  Impairment of Long-Lived Assets

                  Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No.15 of the Israeli Accounting Standards Board, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment loss is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

         I.       Other Assets - Goodwill

                  Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also C above). Impairment examinations and recognition are performed and determined based on the accounting policy outlined in H above. In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

         J.       Supplier Discounts

                  Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

         K.       Deferred Income Taxes

                  The Group records deferred taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred taxes are computed by the tax rates expected to be in effect at realization, as they are known at the approval date of the financial statements.

                  The computation of deferred taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

         L.       Dividends

                  Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders' equity.

         M.       Revenue Recognition

                  Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

                  Revenues are presented net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

                  An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

         N.       Earnings Per Share

                  Earnings per share are computed based on the number of paid up capital shares during the year.

         O.       Exchange Rates and Linkage Basis

                  (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

         O.       Exchange Rates and Linkage Basis (cont.)

                  (2) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

                                                                   Representative
                                                                      exchange        Turkish Lira exchange         CPI
                                                                    rate of the         rate with the U.S.     "in respect
                                                                       Dollar                 dollar                of"
                         As of:                                     (NIS per $1)          (TL'000 per $1)      (in points)
                                                                    ------------          ---------------      -----------
                         December 31, 2004                             4.308                   1,352              180.74
                         December 31, 2003                             4.379                   1,393              178.58
                         December 31, 2002                             4.737                   1,640              182.02
                         Increase (decrease)
                         during the year ended:                          %                      %                   %
                                                                    ------------          ---------------      -----------
                         December 31, 2004                             (1.6)                  (2.9)                1.2
                         December 31, 2003                              (7.6)                 (15.0)              (1.9)
                         December 31, 2002                               7.3                   13.3                6.5

                  (3) Exchange-rate differences are charged to operations as incurred.

         P.       Reclassification

                  Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2004 presentation.

         Q.       Recent Accounting Standards - Income Taxes

                  In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of a change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 is not expected to affect the Group's financial position and results of operations.

NOTE 3   - CASH AND CASH EQUIVALENTS

                                                             Consolidated                  Company
                                                         --------------------        -------------------
                                                                           December 31,
                                                         -----------------------------------------------
                                                         2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3
                                                         -------       ------        -------      ------
                                                        Reported       Adjusted      Reported     Adjusted
                                                         Amounts       Amounts       Amounts      Amounts
                                                         -------       ------        -------      ------
                                                           NIS in thousands            NIS in thousands
               In NIS                                        875          527            589         520
               In foreign currencies
                 (primarily the U.S. dollar)             116,489       36,813        109,128      31,125
                                                         -------       ------        -------      ------
                                                         117,364       37,340        109,717      31,645
                                                         =======       ======        =======      ======

NOTE 4   - TRADE RECEIVABLES

                                                                         Consolidated                  Company
                                                                     --------------------        -------------------
                                                                                      December 31,
                                                                     -----------------------------------------------
                                                                     2 0 0 4      2 0 0 3        2 0 0 4      2 0 0 3
                                                                     -------      -------        -------      ------
                                                                    Reported     Adjusted      Reported       Adjusted
                                                                    Amounts       Amounts       Amounts       Amounts
                                                                     -------      -------        -------      ------
                                                                       NIS in thousands           NIS in thousands
               Domestic   -  Open accounts                           159,693      154,617           -            -
                             Checks receivable                        33,013       34,421           -            -
                             Related parties                             598          348         91,023      60,820
                                                                     -------      -------        -------      ------
                                                                     193,304      189,386         91,023      60,820

               Foreign    -  Open accounts                            25,971       47,697          3,900       5,699
                             Related parties                             775          206         18,567       8,191
                                                                     -------      -------        -------      ------
                                                                     220,050      237,289        113,490      74,710
               Less - allowance for doubtful accounts                  5,661        7,310             42          42
                                                                     -------      -------        -------      ------
                                                                     214,389      229,979        113,448      74,668
                                                                     =======      =======        =======      ======

The Company's products are marketed principally by its Subsidiaries.

NOTE 5    - OTHER RECEIVABLES

                                                                          Consolidated                  Company
                                                                      -------------------         ------------------
                                                                                        December 31,
                                                                      ----------------------------------------------
                                                                      2 0 0 4      2 0 0 3        2 0 0 4    2 0 0 3
                                                                      ------       ------         ------     -------
                                                                     Reported      Adjusted      Reported    Adjusted
                                                                      Amount       Amounts        Amounts     Amounts
                                                                      ------       ------         ------     -------
                                                                        NIS in thousands           NIS in thousands
               Deferred taxes (Note 22D)                               4,611        5,518          1,532       1,769
               Prepaid expenses                                        2,175        2,908          1,429       1,570
               Advances to suppliers                                     615        3,074            411       2,128

               Value added taxes                                      15,970          236             -      (*) 924
               Income tax advances, net                               10,973        1,467         10,134         878
               Loans to employees                                        600          477            232         262
               Other                                                     781          542            117     (*) 348
                                                                      ------       ------         ------     -------
                                                                      35,725       14,222         13,855       7,879
                                                                      ======       ======         ======     =======
               (*)   Reclassified.

NOTE 6      -  INVENTORIES

                                                                          Consolidated                  Company
                                                                      -------------------         ------------------
                                                                                        December 31,
                                                                      ----------------------------------------------
                                                                      2 0 0 4      2 0 0 3        2 0 0 4    2 0 0 3
                                                                      ------       ------         ------     -------
                                                                     Reported      Adjusted      Reported    Adjusted
                                                                      Amount       Amounts        Amounts     Amounts
                                                                      ------       ------         ------     -------
                                                                        NIS in thousands           NIS in thousands
              Raw and auxiliary materials                              67,765      48,482         37,710       34,293
              Finished goods                                           56,872      29,087         18,729       10,969
              Spare parts and other                                    17,914      15,095         14,746       13,277
                                                                      -------      ------         ------     --------
                                                                      142,551      92,664         71,185       58,539
                                                                      =======      ======         ======     ========

NOTE 7     -  LONG-TERM BANK DEPOSITS

                                                                            Consolidated                 Company
                                                        Interest        -------------------       -----------------------
                                                          rate                            December 31,
                                                        --------         ------------------------------------------------
                                                         % (*)           2 0 0 4      2 0 0 3       2 0 0 4       2 0 0 3
                                                                        Reported      Adjusted      Reported      Adjusted
                                                                         Amounts      Amounts       Amounts       Amounts
                                                                         ------       ------       -------         -----
                                                                           NIS in thousands           NIS in thousands
              A.     Composition

                     Linked   to   the   U.S.
                     dollar                               1.75           68,928       77,946             -         7,882
                     Less      -      current
                     maturities                                              -         7,882             -         7,882
                                                                         ------       ------       -------         -----
                                                                         68,928       70,064             -             -

         (*)      Annual interest rate as of December 31, 2004.

B. The deposit is held as collateral for long-term loan received by Subsidiary (see Note 15C).

C.       The deposit is subject to re-deposit every two years.

NOTE 8   - CAPITAL NOTE OF SHAREHOLDER

         The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon. The erosion or increase in value of the capital note was charged to capital reserves until March 31, 2000 (the date on which AIPM ceased to be the controlling shareholder).

NOTE 9   - INVESTMENTS IN SUBSIDIARIES

                                                                                                           Company
                                                                                                    --------------------
                                                                                                         December 31,
                                                                                                    --------------------
                                                                                                    2 0 0 4       2 0 0 3
                                                                                                    -------      -------
                                                                                                    Reported      Adjusted
                                                                                                    Amounts       Amounts
                                                                                                    -------      -------
              A. Composition                                                                          NIS in thousands
                     Cost of shares                                                                     972          972
                     Equity in post-acquisition earnings, net                                       174,600      190,860
                     Translation adjustments relating to
                       foreign held autonomous Subsidiary                                           (3,377)            -
                     Capital notes (*)                                                                4,205        4,205
                                                                                                    -------      -------
                                                                                                    176,400      196,037
                                                                                                    =======      =======

                     (*) The non-interest bearing capital notes, denominated in U.S. dollar, are considered part of the Company's investments in the Subsidiaries. Repayment dates have not yet been determined.

                                                                                                         Consolidated
                                                                                                     -------------------
                                                                                                         December 31,
                                                                                                     -------------------
                                                                                                     2 0 0 4     2 0 0 3
                                                                                                     ------       ------
                                                                                                    Reported      Adjusted
                                                                                                     Amounts       Amounts
                                                                                                     ------       ------
              B. Goodwill (see Note 2C above) NIS in thousands
                     Cost                                                                            40,859       41,532
                     Less - accumulated amortization                                                 14,981       12,459
                                                                                                     ------       ------
                                                                                                     25,878       29,073
                                                                                                     ======       ======
              C.     Investment in Ovisan

                     As of December 31, 2004, the Group's investment in the Turkish Subsidiary amounted to NIS 28,001 thousand
                     (including goodwill in the net amount of NIS 25,878 thousand).

              D.     Consolidated Subsidiaries

                     The consolidated financial statements as of December 31, 2004, include the financial statements of the following
                     Subsidiaries:

                                                                                                     Ownership and
                                                                                                     control as of
                                                                                                      December 31,
                                                                                                          2004
                                                                                                     -------------
                                                                                                            %
                                                                                                     -------------

                    Rakefet Marketing and Trade Services Ltd. ("Rakefet")                              (*)  79.7
                        Subsidiaries of Rakefet:
                            Hogla-Kimberly Marketing Ltd.                                             (**)  99.5
                            ("Marketing")
                            Shikma Ltd. ("Shikma")                                                    (**)  99.0

                    Mollet Marketing Ltd. ("Mollet")                                                       100.0

                    H-K Overseas (Holland) B.V.                                                            100.0
                        Subsidiaries of H-K Overseas (Holland) B.V.:

                            Ovisan Sihhi Bez Sanai ve Ticaret Anonim                                       100.0
                            Sirketi ("Ovisan")
                            Hogla-Kimberly Holding Anonim Sirketi                                          100.0

                    (*) The remaining ownership and control of Rakefet are held by AIPM group (10.1%) and by KC (10.2%).

                    (**) The remaining ownership and control of Marketing and Shikma are held by the Company.

NOTE 10      - FIXED ASSETS

                                                                                                        Office
                                                                    Machinery                          furniture
                                                     Leasehold         and              Motor             and
CONSOLIDATED                        Buildings (1)   improvements    equipment         vehicles         equipment       Total (2)
                                      ------           -----         -------           ------            -----          -------
Cost:                                                                     NIS in thousands
Balance - January 1, 2004
   (Adjusted Amounts)                 54,869           9,268         384,618           19,048           11,941          479,744
Changes during 2004:
   Additions                           1,184             111          33,679              334              840           36,148
   Dispositions                            -               -          (4,477)          (5,111)            (395)          (9,983)
   Foreign currency
     translation adjustments             305               -             829               71               61            1,266
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 56,358           9,379         414,649           14,342           12,447          507,175
                                      ------           -----         -------           ------            -----          -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 15,385           5,097         166,491           14,983            8,220          210,176
Changes during 2004:
   Additions                             614             841          15,911            1,968            1,302           20,636
   Dispositions                            -               -          (3,946)          (4,985)            (387)          (9,318)
   Foreign currency
     translation adjustments             112               -             519               63               68              762
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 16,111           5,938         178,975           12,029            9,203          222,256
                                      ------           -----         -------           ------            -----          -------

Net book value:
December 31, 2004
   (Reported Amounts)                 40,247           3,441         235,674            2,313            3,244          284,919
                                      ======           =====         =======           ======            =====          =======
December 31, 2003
   (Adjusted Amounts)                 39,484           4,171         218,127            4,065            3,721          269,568
                                      ======           =====         =======           ======            =====          =======
COMPANY
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                 25,209           6,112         343,089            3,159            3,205          380,774
Changes during 2004:
   Additions                             116             111          29,816              334              123           30,500
   Dispositions                            -               -          (4,125)            (878)               -           (5,003)
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 25,325           6,223         368,780            2,615            3,328          406,271
                                      ------           -----         -------           ------            -----          -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 11,812           3,733         142,932            3,076            2,610          164,163
Changes during 2004:
   Additions                               -             589          13,876               18              219           14,702
   Dispositions                            -               -          (3,681)            (878)               -           (4,559)
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 11,812           4,322         153,127            2,216            2,829          174,306
                                      ------           -----         -------           ------            -----          -------

Net book value:
December 31, 2004
   (Reported Amounts)                 13,513           1,901         215,653              399              499          231,965
                                      ======           =====         =======           ======            =====          =======
December 31, 2003
   (Adjusted Amounts)                 13,397           2,379         200,157               83              595          216,611
                                      ======           =====         =======           ======            =====          =======

(1) Buildings include industrial buildings on lands leased by the Company from AIPM (until 2005).
(2)      The majority of the Group's fixed assets are located in Israel.

NOTE 11     -  TRADE PAYABLES

                                                                       Consolidated                     Company
                                                                  ---------------------          ---------------------
                                                                                      December 31,
                                                                  ----------------------------------------------------
                                                                  2 0 0 4       2 0 0 3          2 0 0 4       2 0 0 3
                                                                  -------       -------          -------       -------
                                                                 Reported       Adjusted        Reported       Adjusted
                                                                  Amounts        Amounts        Amounts         Amounts
                                                                  -------       -------          -------       -------
                                                                     NIS in thousands              NIS in thousands
              In Israeli currency
                  Open accounts                                   112,932        78,509           57,371        34,206
                  Related parties                                  23,124        13,682          184,476       114,455
              In foreign currency
                  Open accounts                                    67,915        37,294           19,041        20,804
                  Related parties                                  15,931        10,070            4,658         5,115
                                                                  -------       -------          -------       -------
                                                                  219,902       139,555          265,546       174,580
                                                                  =======       =======          =======       =======

NOTE 12     -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                       Consolidated                     Company
                                                                  ---------------------          ---------------------
                                                                                      December 31,
                                                                  ----------------------------------------------------
                                                                  2 0 0 4       2 0 0 3          2 0 0 4       2 0 0 3
                                                                  -------       -------          -------       -------
                                                                 Reported       Adjusted        Reported       Adjusted
                                                                  Amounts        Amounts        Amounts         Amounts
                                                                  -------       -------          -------       -------
                                                                     NIS in thousands              NIS in thousands
               Accrued income taxes,
                   net of advances                                10,464         8,663              -              -
               Accrued payroll and related expenses               22,195        20,531          10,796        10,474
               Value Added Tax                                     2,695         4,779           1,269             -
               Advances from customers                               726         1,085              -             32
               Other                                               2,640         2,574             184           139
                                                                  ------        ------          ------        ------
                                                                  38,720        37,632          12,249        10,645
                                                                  ======        ======          ======        ======

NOTE 13     -  LONG-TERM BANK LOANS

                                                                         Interest                 Consolidated
                                                                           rate                    December 31,
                                                                         --------              ------        ------
                                                                         % (*)               2 0 0 4        2 0 0 3
                                                                                               ------        ------
                                                                                             Reported       Adjusted
                                                                                              Amounts       Amounts
                                                                                               ------        ------
              A.    Composition                                                                  NIS in thousands
                    In U.S. dollar                                   Libor +1.22-1.63         150,598       108,858
                    In Euro                                                                        -          2,627
                    Less - current maturities                                                  68,747        15,147
                                                                                               ------        ------
                                                                                               81,851        96,338
                                                                                               ======        ======
                    (*) Annual interest rate as of December 31, 2004.

              B.    Maturities (NIS in thousands)

                    2005 - current maturities                                                  68,747
                    2006                                                                       12,923
                    Thereafter - see C below                                                   68,928
                                                                                              -------
                                                                                              150,598
                                                                                              =======

               C.   Subject to renewal every two years - see Note 7C.

               D.   Liens - see Note 15C.

NOTE 14  - SEVERANCE PAY

         Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

NOTE 15  -  COMMITMENTS AND CONTINGENT LIABILITIES

         A.       Commitments

                  (1) The Group is obligated to pay royalties to a shareholder - see Note 23B.

                  (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2004 are as follows:

                                                    Consolidated         Company
                                                    ------------         -------
                                                            NIS in thousands

                         2005                           13,966            5,763
                         2006                            7,178               -
                         2007                            7,178               -
                         2008                            7,178               -
                         2009 and thereafter            25,122               -
                                                        60,622            5,763


         B.       Guarantees

                  (1) The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2004 amounted to NIS 81,670 thousand.

                  (2) As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2004 amounted to NIS 295 thousand.

         C.       Liens

                  As a collateral for long-term loans given to Subsidiary, the Group recorded a lien on its bank deposits, in the amount of NIS 68,928 thousand as of December 31, 2004.

         D.       Legal proceedings

                  (1) The Company received on December 7, 2003 a claim and a petition that was filed in Tel-Aviv district court for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and intends to defend itself against the action. Based on the opinion of the Company's legal counsel for this matter, management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit and reasonable basis for denying it from being recognized as a class action. Therefore, no provision was recorded in the financial statements relating to this matter.

                  (2) In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part of multi-suppliers lawsuit, filed by the customer and asking for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company's legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit. Therefore, no provision was recorded in the financial statements relating to this matter.

NOTE 16   -  SHARE CAPITAL

         A.       Composition of Share Capital in Nominal NIS

                                                        As of December 31,                As of December 31,
                                                   --------------------------        --------------------------
                                                               2004                              2003
                                                   --------------------------        --------------------------
                                                                    Issued and                        Issued and
                                                   Authorized     fully paid up      Authorized     fully paid up
                                                   ----------       ---------        ----------       ---------
                  Ordinary Shares of
                     Nis 1.00 par value            11,000,000       8,513,473        11,000,000       8,263,473
                                                   ----------       ---------        ----------       ---------

         B. In connection with the Company's approved enterprise program, in September 2004, the Company's Board of Directors decided to issue to the Company's shareholders 250,000 bonus shares with a premium of NIS 94.46 for each share.

         C. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

NOTE 17   -  NET SALES

                                                                                            Consolidated
                                                                              --------------------------------------
                                                                                      Year ended December 31,
                                                                              --------------------------------------
                                                                              2 0 0 4         2 0 0 3        2 0 0 2
                                                                              -------         -------        -------
                                                                                 %               %              %
                                                                              -------         -------        -------
               A.    Sales to major customers (as percentage from total net
                     sales)
                     Customer A                                                 9.9             8.9          11.1
                     Customer B                                                11.0            10.1          11.8

                                                                                         NIS in thousands
                                                                              --------------------------------------
                                                                             Reported        Adjusted       Adjusted
                                                                              Amounts         Amounts        Amounts
                                                                              -------         -------        -------
               B. Sales from commercial operations                            238,989         376,974        311,360
               C. Foreign sales (principally Turkey)                          108,102         106,935         80,184
                                                                              =======         =======         ======

NOTE 18     -  COST OF SALES

                                                         Consolidated                                 Company
                                              -----------------------------------         --------------------------------
                                                    Year ended December 31,                   Year ended December 31,
                                              -------       -------       -------         -------     -------      -------
                                              2 0 0 4       2 0 0 3       2 0 0 2         2 0 0 4    2 0 0 3       2 0 0 2
                                              -------       -------       -------         -------     -------      -------
                                             Reported      Adjusted       Adjusted       Reported    Adjusted      Adjusted
                                              Amounts       Amounts       Amounts         Amounts     Amounts      Amounts
                                              -------       -------       -------         -------     -------      -------
                                                       NIS in thousands                         NIS in thousands
Purchases (*)                                 558,155       446,008       425,365         239,402     178,339      122,861
Salaries and related expenses                  85,167        67,516        55,999          62,870      56,812       46,389
Manufacturing expenses                         87,201        79,810        55,834          84,717      73,281       51,229
Depreciation                                   17,244        18,221        14,207          14,674      15,309       11,423
                                              -------       -------       -------         -------     -------      -------
                                              747,767       611,555       551,405         401,663     323,741      231,902
Change in finished
   goods inventory                           (27,785)          9,459        3,358         (7,760)      (1,183)       1,194
                                              -------       -------       -------         -------     -------      -------
                                              719,982       621,014       554,763         393,903     322,558      233,096
                                              =======       =======       =======         =======     =======      =======

(*) The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

NOTE 19     -  SELLING EXPENSES

                                                         Consolidated                                 Company
                                             -------------------------------------      ----------------------------------
                                                    Year ended December 31,                   Year ended December 31,
                                             -------------------------------------      ----------------------------------
                                             2 0 0 4      2 0 0 3          2 0 0 2      2 0 0 4     2 0 0 3        2 0 0 2
                                             -------      -------          -------      -------     -------        -------
                                             Reported     Adjusted        Adjusted     Reported    Adjusted       Adjusted
                                             Amounts      Amounts          Amounts      Amounts     Amounts        Amounts
                                             -------      -------          -------      -------     -------        -------
                                                       NIS in thousands                         NIS in thousands
Salaries and related expenses                 57,003        46,887          39,656           -            -             16
Maintenance and
  transportation expenses                     42,283       26,596           24,332        7,206       5,810          3,868
Advertising and sales     promotion           60,114       30,371           38,591        6,373          86             46
Commissions to distributors                    5,130        4,571            2,007           -            -            453
Royalties to a shareholder                    20,468       15,642           12,220        1,679       1,500            673
Depreciation                                   3,687        3,778            4,188           28         142            317
Other                                          5,016        2,825            2,961           -            -              -
                                             -------      -------          -------      -------     -------        -------
                                             193,701      130,670          123,955       15,286       7,538          5,373
                                             =======      =======          =======      =======     =======        =======

NOTE 20     -  GENERAL AND ADMINISTRATIVE EXPENSES

                                                         Consolidated                                Company
                                               ----------------------------------         -------------------------------
                                                    Year ended December 31,                  Year ended December 31,
                                               ----------------------------------         -------------------------------
                                              2 0 0 4       2 0 0 3        2 0 0 2       2 0 0 4     2 0 0 3       2 0 0 2
                                               ------       ------         ------         -----       -----         -----
                                              Reported      Adjusted     Adjusted       Reported   Adjusted       Adjusted
                                              Amounts       Amounts       Amounts        Amounts    Amounts        Amounts
                                               ------       ------         ------         -----       -----         -----
                                                       NIS in thousands                         NIS in thousands
Salaries and related expenses                  15,837       18,283         13,481         2,387       2,567         2,423
Administrative and computer
   services                                    10,150        6,287         6,210          1,640       1,190         1,188
Services provided by
   Shareholder                                  1,188        1,161         1,161            238         215           736
Office maintenance                              4,632        5,376         2,990            230         207           228
Depreciation                                      522          718           588             -            2             4
Goodwill amortization                           2,832        2,768         2,768             -            -              -
Provision for doubtful accounts                 2,144         1,562          215             -            -             -
Other                                           3,724         2,891        2,528            490         200           789
                                               ------       ------         ------         -----       -----         -----
                                               41,029       39,046         29,941         4,985       4,381         5,368
                                               ======       ======         ======         =====       =====         =====

NOTE 21     -  FINANCING INCOME (EXPENSES), NET

                                                       Consolidated                                Company
                                           ------------------------------------      -----------------------------------
                                                 Year ended December 31,                   Year ended December 31,
                                           ------------------------------------      -----------------------------------
                                           2 0 0 4       2 0 0 3       2 0 0 2       2 0 0 4       2 0 0 3      2 0 0 2
                                           --------      --------      --------      --------     --------      --------
                                           Reported      Adjusted      Adjusted      Reported     Adjusted      Adjusted
                                           Amounts       Amounts       Amounts       Amounts       Amounts      Amounts
                                           --------      --------      --------      --------     --------      --------
                                                     NIS in thousands                         NIS in thousands

Interest on long-term bank loans           (2,673)       (2,111)       (2,794)              -            -             -
                                           ======        ======        ======        ========     ========       =======

Exchange rate differences
   derived from capital note                    -         2,476        (2,202)              -        2,476        (2,202)
                                           ======        ======        ======        ========     ========       =======
Interest from long-term and
  short-term bank deposits                  1,464         1,357         1,804             463          486            31
                                           ======        ======        ======        ========     ========       =======

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

NOTE 22     -  INCOME TAXES


                                               Consolidated                                     Company
                                 --------------------------------------         --------------------------------------
                                          Year ended December 31,                       Year ended December 31,
                                 --------------------------------------         --------------------------------------
                                 2 0 0 4         2 0 0 3        2 0 0 2         2 0 0 4         2 0 0 3        2 0 0 2
                                 -------         -------        -------         -------         -------        -------
                                 Reported       Adjusted       Adjusted        Reported        Adjusted       Adjusted
                                 Amounts         Amounts        Amounts         Amounts         Amounts        Amounts
                                 -------         -------        -------         -------         -------        -------
 A. Composition                                 NIS in thousands                          NIS in thousands
Current taxes                     18,045          10,878         18,904           9,952               -         15,774
Taxes in
  respect of prior
  years                           (1,003)          1,437           (744)           (837)          1,358           (744)
Deferred taxes - D. below         (6,798)          8,251          1,072           8,512          10,417          1,046
                                 -------         -------        -------         -------         -------        -------
                                  10,244          20,566         19,232          17,627          11,775         16,076
                                 =======         =======        =======         =======         =======        =======

B. The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

         During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

C. Reconciliation of the statutory tax rate to the effective tax rate:

                                              Consolidated                                Company
                                   ----------------------------------        ----------------------------------
                                         Year ended December 31,                  Year ended December 31,
                                   ----------------------------------        ----------------------------------
                                   2 0 0 4       2 0 0 3       2 0 0 2      2 0 0 4       2 0 0 3        2 0 0 2
                                   ------        ------        ------        ------        ------        ------
                                  Reported      Adjusted      Adjusted      Reported      Adjusted      Adjusted
                                   Amounts       Amounts       Amounts       Amounts       Amounts       Amounts
                                   ------        ------        ------        ------        ------        ------
                                            NIS in thousands                           NIS in thousands
Income before
  income taxes                     40,270        83,954        44,543        60,815        30,610        37,697
                                   ------        ------        ------        ------        ------        ------
Tax computed by
  statutory tax rate
  (35%-36% - see E. below)         14,095        30,223        16,035        21,285        11,020        13,570

Tax increments
  (savings) due to:
Reduced tax rate                     (161)       (1,185)       (1,397)       (2,433)         (918)       (1,397)
Non-deductible expenses             1,454         1,874         1,840             6           434           248
Non-taxable income                   (455)          (65)       (2,198)          (87)            -             -
Unrecorded deferred
  taxes in connection
  with tax loss carry
  forward                               -             -         1,074             -             -             -
Utilization of prior
  years unrecorded
  deferred taxes in
  connection with tax loss
  carry forward                         -        (3,471)            -             -             -             -
Unrecorded deferred
   taxes in connection
   with submitting
   consolidated tax
   returns                              -             -             -             -         2,053             -
Reduction in corporate tax
   rates (E. below)                (1,594)            -             -        (1,573)            -             -
Differences arising from

  basis of measurement (*)         (2,821)       (7,629)        3,883           537        (1,753)        3,737
Income taxes for prior years       (1,003)        1,437          (744)         (837)        1,358          (744)
Other differences, net                729          (618)          739           729          (419)          662
                                   ------        ------        ------        ------        ------        ------
                                   10,244        20,566        19,232        17,627        11,775        16,076
                                   ======        ======        ======        ======        ======        ======


(*) For 2004 - In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey
         - U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

         For 2003 and 2002 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index in Israel and the Turkish Lira for tax purposes.

D.  Deferred Taxes

                                            Consolidated                              Company
                                 ---------------------------------       ---------------------------------
                                      Year ended December 31,                Year ended December 31,
                                 ---------------------------------       ---------------------------------
                                 2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4      2 0 0 3       2 0 0 2
                                 ------        ------       ------       ------        ------       ------
                                Reported      Adjusted     Adjusted     Reported      Adjusted     Adjusted
                                Amounts       Amounts      Amounts      Amounts       Amounts      Amounts
                                 ------        ------       ------       ------        ------       ------
                                          NIS in thousands                       NIS in thousands
Balance as of
  beginning of year              23,910        15,659       14,587       24,969        14,552       13,506
Changes during the year          (3,417)        8,251        1,072       10,085        10,417        1,046
Adjustment due to
   change in income
   tax
   rates                         (1,594)            -            -       (1,573)            -            -
Foreign currency
   translation adjustments       (1,230)            -            -            -             -            -
                                 ------        ------       ------       ------        ------       ------
Balance as of end
  of year                        17,669        23,910       15,659       33,481        24,969       14,552

                                                   Consolidated                  Company
                                               --------------------        --------------------
                                                                 December 31,
                                               ------------------------------------------------
                                               2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3
                                               ------        ------        ------        ------
                                               Reported      Adjusted      Reported      Adjusted
                                               Amounts       Amounts       Amounts       Amounts
                                               ------        ------        ------        ------
                                                 NIS in thousands            NIS in thousands
Deferred taxes are presented in the
  balance sheets as follows:

    Long-term liabilities (in respect of
      depreciable assets)                      37,388        29,428        35,013        26,738
    Other receivables (in respect of
      temporary differences) - Note 5          (4,611)       (5,518)       (1,532)       (1,769)
    Other Assets                              (15,108)            -             -             -
                                               ------        ------        ------        ------
                                               17,669        23,910        33,481        24,969
                                               ======        ======        ======        ======

         For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%. For 2003 - Deferred taxes were computed at rates between 32%-36%, primarily - 30%.

E.       Reduction of Corporate Tax Rates

         In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%, 2007-30%).

F. The Company and one of its subsidiaries are "Industrial Companies" as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G. The Company and its Israeli Subsidiaries possess final tax assessments through 2001.

NOTE 23     -  RELATED PARTIES AND INTERESTED PARTIES

A.       Balances with Related Parties

                                     Consolidated               Company
                                  ------------------      ------------------
                                                 December 31,
                                  ------------------------------------------
                                  2 0 0 4     2 0 0 3     2 0 0 4     2 0 0 3
                                  ------      ------      ------      ------
                                  Reported    Adjusted    Reported    Adjusted
                                  Amounts     Amounts     Amounts     Amounts
                                  ------      ------      ------      ------
                                   NIS in thousands        NIS in thousands

Trade receivables (*)              1,373         554      18,731       8,354
                                  ======      ======      ======      ======
Capital note - shareholder        32,770      32,770      32,770      32,770
                                  ======      ======      ======      ======
Capital notes - Subsidiaries           -           -       4,205       4,205
                                  ======      ======      ======      ======
Trade payables (*)                39,055      23,752      31,251      24,097
                                  ======      ======      ======      ======

(*)      Company - excludes Subsidiaries in Israel. See also Notes 4 and 11.

B.       Transactions with Related Parties and Subsidiaries

                                         Consolidated                              Company
                               ---------------------------------       --------------------------------
                                     Year ended December 31,              Year ended December 31,
                               ---------------------------------       --------------------------------
                               2 0 0 4      2 0 0 3      2 0 0 2       2 0 0 4      2 0 0 3      2 0 0 2
                               -------      -------      -------       ------       ------       ------
                               Reported     Adjusted     Adjusted      Reported     Adjusted     Adjusted
                               Amounts      Amounts      Amounts       Amounts      Amounts      Amounts
                               -------      -------      -------       ------       ------       ------
                                       NIS in thousands                        NIS in thousands
Sales to related parties        12,565        6,103       17,646        9,903        4,169       15,247
                               =======      =======      =======      =======      =======      =======
Sales to Subsidiaries                -            -            -      454,289      358,767      266,614
                               =======      =======      =======      =======      =======      =======
Cost of sales                  162,096      169,469      224,682       58,254       61,703       63,723
                               =======      =======      =======      =======      =======      =======
Royalties                       20,468       15,642       12,220        1,679        1,500          673
                               =======      =======      =======      =======      =======      =======
Other selling expenses (*)           -            -        2,413            -            -          451
                               =======      =======      =======      =======      =======      =======
General and
  administrative
     expenses (*)                8,969        8,201        7,380        1,878        1,428        2,167
                               =======      =======      =======      =======      =======      =======
Financing income, net (*)            -        3,314        2,076        2,784        2,526        1,381
                               =======      =======      =======      =======      =======      =======

(*)      Company - excludes Subsidiaries in Israel.

NOTE 24  - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

         A.       Credit Risk

                  The revenues of the Group's principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

                  Cash and cash equivalents and long-term deposits (including amounts in foreign currency) are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

         B.       Fair Value of Financial Instruments

                  The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, deposits, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

                  Due to the fact that as of December 31, 2004, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

         A.       Balance Sheets

                                                                                              Company
                                                                                       ----------------------
                                                                                             December 31,
                                                                                       ----------------------
                                                                                       2 0 0 4        2 0 0 3
                                                                                       -------        -------
                                                                                          NIS in thousands
                   Current Assets
                     Cash and cash equivalents                                         109,717         31,645
                     Current maturities of long-term bank deposits                          -           7,882
                     Trade receivables                                                 113,448         74,668
                     Other receivables                                                  12,360          6,139
                     Inventories                                                        71,185         58,539
                                                                                       -------        -------
                                                                                       306,710        178,873
                   Long-Term Investments
                     Capital note of shareholder                                        32,770         32,770
                     Investments in Subsidiaries                                       169,303        189,340
                                                                                       -------        -------
                                                                                       202,073        222,110

                   Fixed Assets, net                                                   220,520        203,572
                                                                                       -------        -------
                                                                                       729,303        604,555
                   Current Liabilities
                     Short-term bank credit                                                 -           1,087
                     Trade payables                                                    265,546        174,580
                     Other payables and accrued expenses                                12,249         10,645
                                                                                       -------        -------
                                                                                       277,795        186,312
                                                                                       -------        -------

                   Shareholders' Equity                                                451,508        418,243
                                                                                       -------        -------
                                                                                       729,303        604,555
                                                                                       =======        =======

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
            PURPOSES (cont.)

B.       Statement of Operations

                                                  Year ended December 31,
                                          -------------------------------------
                                          2 0 0 4         2 0 0 3       2 0 0 2
                                          -------        -------        -------
                                                     NIS in thousands

Net sales                                 479,320        387,019        308,566

Cost of sales                             392,376        334,764        245,936
                                          -------        -------        -------

    Gross profit                           86,944         52,255         62,630

Selling expenses                           15,283          7,827          6,038

General and administrative expenses         4,985          4,327          5,762
                                          -------        -------        -------
    Operating profit                       66,676         40,101         50,830

Financing income (expenses), net           (4,541)        (5,995)         3,676

Other income, net                             282            255            254
                                          -------        -------        -------
    Income before income taxes             62,417         34,361         54,760

Income taxes                                9,115          1,428         16,344
                                          -------        -------        -------
    Income after income taxes              53,302         32,933         38,416

Equity in net earnings
   of Subsidiaries                         16,660         29,682          8,881
                                          -------        -------        -------
    Net income for the year                36,642         62,615         47,297
                                          =======        =======        =======

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
            PURPOSES (cont.)

C.       Statements of Changes in Shareholders' Equity

                                                                          Translation
                                                                          adjustments                     Dividend
                                                                           relating to                    declared
                                                                          foreign held                     after
                                                  Share      Capital       autonomous      Retained        balance
                                                 capital     reserves       Subsidiary     earnings       sheet date    Total
                                                  -----      -------         ------         -------      -----------   -------
                                                                             NIS in thousands

       Balance - January 1, 2002                  8,263      132,127              -        206,977             -       347,367

       Changes during 2002:

       Dividend declared after
            balance-sheet date                                                             (35,528)       35,528
       Exchange rate differences of
          prior year declared dividend                                                      (2,537)                     (2,537)
       Net income for the year                                                              47,297                      47,297
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2002                8,263      132,127              -        216,209        35,528       392,127

       Changes during 2003:
       Dividend paid                                                                                     (35,528)      (35,528)
       Exchange rate differences of
          prior year declared dividend                                                        (971)                       (971)
       Net income for the year                                                              62,615                      62,615
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2003                8,263      132,127              -        277,853             -       418,243

       Changes during 2004:
       Dividend paid
           Distribution of bonus                    250       23,615                       (23,865)                         -
          shares
       Translation adjustments
          relating to foreign held
          autonomous Subsidiary                                              (3,377)                                    (3,377)
       Net income for the year                                                              36,642                      36,642
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2004                8,513      155,742         (3,377)       290,630             -       451,508
                                                  =====      =======         ======        =======                     =======